As filed with the Securities and Exchange Commission on May 25, 1999
                                                      Registration No. 333-48797
-------------------------------------------------------------------------------

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                            -----------------------


                                   FORM S-3
                                AMENDMENT NO. 2
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

                            -----------------------

                                RCN CORPORATION
            (Exact name of Registrant as specified in its charter)

                  Delaware                                 22-3498533
          (State or jurisdiction of                     (I.R.S. Employer
       incorporation or organization)                 Identification No.)

                              105 Carnegie Center
                           Princeton, NJ 08540-6215
                                (609) 734-3700
  (Address,including zip code, and telephone number, including area code, of
                  Registrant's principal executive offices)

                                  John Jones
                                RCN Corporation
                              105 Carnegie Center
                           Princeton, NJ 08540-6215
                                (609) 734-3700
           (Name, address, including zip code, and telephone number,
                  including area code, of agent for service)
                            -----------------------

                                   Copy to:

                                 Julia Cowles
                             Davis Polk & Wardwell
                             450 Lexington Avenue
                              New York, NY 10017
                                (212) 450-4000
                            -----------------------


Approximate date of commencement of proposed sale to the public: From time to time after this Registration Statement becomes effective.

     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. |_|

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. |X|

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_| ____

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_| ____

     If delivery of the prospectus is expected to be made pursuant to Rule 434,
please check the following box.   |_|

     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with
Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said
Section 8(a), may determine.

-------------------------------------------------------------------------------

     PROSPECTUS
     May 25, 1999
                                                              [GRAPHIC OMITTED]





                                890,384 Shares

                                RCN Corporation

                                 Common Stock


                            -----------------------



     This prospectus relates to the sale of up to 890,384 shares of common stock, par value $1.00 per share, of RCN Corporation by certain shareholders of RCN Corporation. All of the shares were originally issued by RCN Corporation in connection with its acquisition of Ultranet Communications, Inc.

                            -----------------------

     The common stock is included for quotation in The Nasdaq National Market under the symbol "RCNC." On May 24, 1999, the last sale price of the common stock was $41 7/8 per share.

                            -----------------------


            Investing in common stock involves certain risks. See "Risk Factors" beginning on Page 5.

                            -----------------------

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                                    SUMMARY

     This summary may not contain all the information that may be important to you. You should read the entire prospectus, including the financial data and related notes, before making an investment decision.

     We are building high-speed, high-capacity advanced fiber optic networks in selected markets with high levels of population density. Our strategy is to become the leading single source provider of voice, video and data services to residential customers in each of our markets by offering individual or bundled service options, superior customer service and competitive prices. We are also constructing our networks with significant excess capacity in order to accommodate expanded services in the future.

     Our initial advanced fiber optic networks have been established in selected markets in the Boston to Washington, D.C. corridors, which includes New York City, and also in the San Francisco Bay area. In Boston and Washington, we operate through joint ventures with Boston Edison Company and PEPCO Communications, L.L.C., respectively. We are typically building the first true local network to compete with the aging infrastructure of the incumbent service providers in our markets.

          Because our network development plan involves relatively low fixed costs, we are able to schedule capital expenditures to meet expected subscriber growth in each major market. Our principal fixed costs in each such market are incurred in connection with the establishment of a video transmission and telephone switching facility. To make each market economically viable, it is then necessary to construct infrastructure to connect a minimum number of subscribers to the transmission and switching facility. We phase our market entry projects to ensure that we have sufficient cash on hand to fund this construction.

     We have extensive operating experience in the telephone, video and Internet industries and in the design, development and construction of telecommunications facilities. As of December 31, 1998, we had approximately 855,000 total service connections, including approximately 123,000 connections provided to customers on our advanced fiber optic network.

Business Strategy

     Our goal is to become the leading provider of communication services to residential customers in our target markets by pursuing the following key strategies:

     o Exploit the "Last Mile" Bottleneck in Existing Local Networks. Existing local networks are typically low capacity, single service facilities without the bandwidth for multiple or new services and revenue streams. We seek to be the first operator of an advanced fiber optic network offering advanced communications services to residential customers in our target markets.

     o Continue Construction of Advanced Fiber Optic Networks. Our advanced fiber optic networks are designed with sufficient capacity to meet the growing demand for high speed, high capacity, voice, video and data services. Our networks also have a significant amount of excess capacity which will be available for the introduction of new products.

     o Leverage our Network and Customer Base. We are able to leverage our network by delivering a broad range of communications products and by focusing on high density residential markets. This bandwidth capacity and home density allows us to maximize the revenue potential per mile of constructed network. We believe we can further exploit our network capacity and customer base by exploring opportunities to deliver new products and services in the future, including complementary commercial and wholesale products and services.

     o Offer Bundled Voice, Video and Data Services with Quality Customer Service. By connecting customers to our own network, we improve our operating economics and have complete control over our customers' experience with us.

     o Continue to Use Strategic Alliances. We have been able to enter markets quickly and efficiently and to reduce the up-front capital investment required to deploy our networks by entering into strategic alliances.

Connections

     Because we deliver a variety of services to our customers, we report the total number of our various revenue generating service connections for local telephone, video programming and Internet access. For example, a single customer who purchases local telephone, video programming and Internet access counts as three connections. The table below shows our growth in total connections and growth in customers connected to advanced fiber optic networks, which we refer to as "On-Net Connections".

                                               As of
                       -----------------------------------------------------
                       12/31/97    3/31/98    6/30/98    9/30/98    12/31/98
                       --------    -------    -------    -------    --------
Total Connections:
 Voice.............      28,114     44,950     60,480     78,950      95,890
 Video.............     239,403    243,157    249,360    255,100     261,662
 Data..............         150    370,538    400,148    474,127     497,809
   Total...........     267,667    658,645    709,988    808,177     855,361
On-Net Connections.      15,148     20,339     48,212     82,842     123,393
Homes Passed.......      44,045     63,386    122,977    213,983     304,505
Marketable Homes...          --         --    111,187    181,353     270,406

     Our off-net connections are delivered through a variety of facilities including hybrid fiber/coaxial cable systems and a wireless video system.

                            -----------------------


     Our principal executive offices are located at 105 Carnegie Center, Princeton, New Jersey, and our telephone number is (609) 734-3700. We maintain a web site at http://www.rcn.com where general information about us is available. Reference to the website shall not be deemed to incorporate the contents of the website into this prospectus.

                                 The Offering

Common stock offered by selling shareholders.....  890,384

Common stock outstanding as of March 31, 1999....  66,523,546

NASDAQ symbol....................................  RCNC

Use of proceeds..................................  We will not receive any proceeds from the sale of
                                                   the shares being offered
                                                   hereby.

                                 Risk Factors

     Prospective investors should carefully consider all of the information in this prospectus and, in particular, should evaluate the specific risk factors set forth under "Risk Factors," beginning on page 5.


                                 RISK FACTORS

     You should carefully consider each of the following risks and all of the other information set forth in this prospectus before deciding to invest in our securities. Some of the following risks relate principally to our business in general and the industry in which we operate. Other risks relate principally to the securities markets and ownership of our securities. The risks and uncertainties described below are not the only ones facing our company. Additional risks and uncertainties not presently known to us or that we currently believe to be immaterial may also adversely affect our business.

     If any of the following risks and uncertainties develop into actual events, our business, financial condition or results of operations could be materially adversely affected. In such case, the trading price of our securities could decline, and you may lose all or part of your investment.

     This prospectus contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks faced by us described below and elsewhere in this prospectus.

We have a limited operating history and have incurred negative cash flow and operating losses

     We have only recently begun operating a voice, video and data services business. Accordingly, you will need to evaluate our performance based on a limited operating history. In connection with entering this business, we have incurred operating and net losses and negative cash flows and expect to continue to do so for the next five to seven years as we expand our network and customer base. Whether we continue to have negative cash flow in the future will be affected by a variety of factors including:

          o our pace of entry into new markets;

          o the time and expense required for constructing our fiber optic network as we planned;

          o our success in marketing services;

          o the intensity of competition; and

          o the availability of additional capital to pursue our business plans.

     We had operating losses after depreciation and amortization and nonrecurring charges of $158,793,000, $70,875,000 and $13,078,000 for the years ended December 31, 1998, 1997 and 1996. We can not assure you that we will achieve or sustain profitability or positive cash flows from operating activities in the future.

Additional growth will require additional capital, and our total capital needs may be substantial

     We expect that we will require substantial additional capital to expand the development of our network and operations into new areas. We will need capital to fund the construction of our advanced fiber optic networks, upgrade our hybrid fiber/coaxial plant and fund operating losses and pay our debts. Based on our current growth plan, we currently estimate that our capital requirements for the period from January 1, 1999 through 2000 will be approximately $1.8 billion, which include capital expenditures of approximately $700 million in 1999 and approximately $1 billion in 2000. These capital expenditures do not include amounts our joint venture partners contribute to the Boston and Washington, D.C. joint ventures. We are obligated to pay our portion of any capital contributions required by the joint ventures' annual budget or capital contribution schedule. If our joint venture partner(s) fail to make anticipated capital contributions, it could have a material adverse effect on our business. See "Business--Network Development and Financing Plan."

     We may seek additional sources of funding from vendor financing, public offerings or private placements of equity and/or debt securities, and bank loans. We cannot assure you that additional financing will be available to us or, if available, that it can be obtained on a timely basis and on acceptable terms. If we fail to obtain such financing, it could result in the delay or curtailment of our development and expansion plans and expenditures and could have a material adverse effect on our business.

     Our estimates of capital requirements are forward-looking statements that are subject to change. The actual timing and amount of capital required to develop our network and to fund operating losses may vary materially from our estimates if there are significant departures from the current business plan, unforeseen delays, cost overruns, engineering design changes or other unanticipated expenses or occurrences.

Our substantial indebtedness limits our business flexibility

     We have indebtedness that is substantial in relation to our shareholders' equity and cash flow. As of December 31, 1998, we had an aggregate of approximately $1,267 million of indebtedness outstanding. As a result of our substantial indebtedness, fixed charges are expected to exceed earnings for the foreseeable future, and our operating cash flow may not be sufficient to pay principal and interest on our various debt securities. The extent of our leverage may also have the following consequences:

          o limit our ability to obtain necessary financing in the future for working capital, capital expenditures, debt service requirements or other purposes;

          o require that a substantial portion of our cash flows from operations be dedicated to paying principal and interest on our indebtedness and therefore not be available for other purposes;

          o limit our flexibility in planning for, or reacting to, changes in our business; o place us at a competitive disadvantage as compared with our competitors who do not have as much debt; and

          o render us more vulnerable in the event of a downturn in our business.

     Our outstanding debt securities contain customary covenants limiting our flexibility, including covenants limiting our ability to incur additional debt, make liens, make investments, consolidate, merge or acquire other businesses and sell assets, pay dividends and other distributions, make capital expenditures and enter into transactions with affiliates.

We may not be able to manage our growth or integrate our acquisitions

     The expansion and development of our operations, including the construction and development of additional networks, will depend on several factors, including our ability to:

          o     access markets,

          o     design fiber optic network backbone routes,

          o install or lease fiber optic cable and other facilities, including switches, and o obtain rights-of-way, building access rights and any government authorizations, franchises and permits,

     all in a timely manner, at reasonable costs and on satisfactory terms and conditions.

     In addition to the markets we are presently developing, we continually evaluate other potential markets. These markets may be within the Boston to Washington, D.C. corridor or in non-contiguous areas. As is the case in our present markets, we intend to evaluate potential markets in terms of population density and favorable demographics, and to apply a strategy of building network facilities to meet the needs of targeted subscribers in new markets. We cannot assure you that we will be able to expand our existing network or to identify and develop new markets. Furthermore, our ability to manage our expansion effectively will also require us to continue to implement and improve our operating and administrative systems and attract and retain qualified management and professional and technical personnel. If we are not able to manage our planned expansion effectively, it could have a material adverse effect on our business.

     We recently announced our intention to begin developing advanced fiber optic networks in selected high density markets outside of the Boston to Washington, D.C. corridor, initially in the San Francisco Bay Area. Our proposed expansion into non-contiguous markets could place additional strain on management resources. Furthermore, although we believe that our experience in the Northeast will provide us with strategic advantages in developing new markets, we cannot assure you that our experience in our current markets will be replicated in the western United States.

     We have experienced significant growth through acquisitions and will continue to consider acquisition opportunities that arise from time to time. Acquisitions may place a significant strain on our resources, and we may incur additional expenses during the integration of the acquired company with our business. For instance, the process of integrating the Internet service provider businesses we acquired in 1998 may take a significant period of time and require significant expenditure, including costs to upgrade the systems and internal controls of these businesses. As a result, we cannot assure you that we will be able to integrate these businesses successfully or in a timely manner.

Our business is dependent upon acceptance of fiber optic technology as the platform of choice

     The telecommunications industry has been and will continue to be subject to rapid and significant changes in technology. The effect of technological changes on our business cannot be predicted, and we cannot assure you that the fiber optic technology that we use will not be supplanted by new or different technologies. See "Business--Competition."

We are dependent on our strategic relationships and joint ventures

     We have entered into a number of strategic alliances and relationships which allowed us to enter into the market for telecommunications services earlier than if we had made the attempt independently. As our network is further developed, we will be dependent on some of these arrangements to provide a full range of telecommunications service offerings. Our key strategic relationships include:

          o our arrangements with MFS Communications Company, Inc. (a subsidiary of WorldCom, Inc.) to lease portions of MFS/ WorldCom's fiber optic network in New York City and Boston;

          o our joint venture with Boston Edison Company under which we have access to its extensive fiber optic network in Greater Boston;

          o our joint venture with Pepco Communications to develop and operate an advanced fiber optic network in the Washington, D.C. market; and

          o our agreement with Level 3 to provide us with access to its cross-country fiber network.

     Our joint venture agreements with Boston Edison Company and Pepco Communications contain provisions for the management, governance and ownership of the RCN-BECOCOM and Starpower joint ventures, respectively. Certain matters require the approval of our joint venture partner, including some matters beyond our control, such as a change of control. In addition, although certain covenants contained in our indentures apply to the joint venture companies, neither the joint venture companies nor our joint venture partners are parties to these indentures and are not bound to comply with the indentures. A disagreement with our joint venture partners over certain business actions, including actions related to compliance with these indentures, could impede our ability to conduct our business. It may also trigger deadlock provisions in the joint venture agreements which could force us to sell our interest in the relevant joint venture or buy out the interest of the other joint venturer. See "Business -- Strategic Relationships and Facilities Agreements."

(
                                       7

     In addition, any disruption of our relationships or arrangements with incumbent local exchange carriers, such as Bell Atlantic, could have a material adverse effect on our company. We cannot assure you that we will successfully negotiate agreements with the incumbent local exchange carrier in new markets or renew existing agreements. Our failure to negotiate or renew required interconnection and resale agreements could have a material adverse effect on our business.

We may encounter difficulties in competing in the highly competitive telecommunications industry

     In each of the markets where we offer our services, we face significant competition from larger, better-financed telephone carriers and cable companies. Virtually all markets for voice, video and data services are extremely competitive, and we expect that competition will intensify in the future. Our principal competitors include:

     o traditional and competitive telephone companies, including Bell Atlantic, AT&T, Sprint, and MCI WorldCom, some of which are constructing extensive fiber optic networks and expanding into data services;

     o cable television service operators such as Time Warner, some of which are beginning to offer telephone and data services through cable networks using fiber optic networks and high-speed modems;

     o established online services, such as America Online and Internet services of other telecommunications companies;

     o alliances and combinations of telephone companies, cable service providers and Internet companies, including the recently announced alliance that will combine services of AT&T, TCI and At Home; and

     o developing technologies such as Internet-based telephony and satellite communications services.

It may be difficult to gain customers from the incumbent providers which have historically dominated their markets.

     Other new technologies may become competitive with services that we offer. Advances in communications technology as well as changes in the marketplace and the regulatory and legislative environment are constantly occurring. In addition, a continuing trend toward business combinations and alliances in the telecommunications industry may also create significant new competitors. We cannot predict the extent to which competition from such developing and future technologies or from such future competitors will impact our operations. See "Business -- Competition".

Our business plan depends upon continued application of regulations that have been challenged in the past

     Our ability to provide telephone and video programming transmission services was made possible by important changes in government regulations which have been subsequently challenged and may be subject to change in the future. These regulations often have a direct or indirect impact on the costs of operating our networks, and therefore the profitability of our services. In addition, we will continue to be subject to other regulations at the federal, state and local levels, all of which may change in the future. We cannot assure you that we will be able to obtain all of the authorizations we need to construct advanced fiber optic network facilities or to retain the authorizations we have already acquired. It is possible that changes in existing regulations could have an adverse impact on our ability to obtain or retain authorizations and on our business. See "Business--Regulation."

We may not be able to procure programming services from the third parties we depend on

     Our video programming services are dependent upon our management's ability to procure programming that is attractive to our customers at reasonable commercial rates. We are dependent upon third parties for the development and delivery of programming services. These programming suppliers charge us for the right to distribute the channels to our customers. The costs to us for programming services is determined through negotiations with these programming suppliers. Management believes that the availability of sufficient programming on a timely basis will be important to our future success. We cannot assure you that we will have access to programming services or that management can secure rights to such programming on commercially acceptable terms.

The expansion of our Internet services business has subjected us to additional risks

     The expansion of our Internet services business has subjected us to additional risks. These risks will affect our ability to develop a profitable Internet services business. These special factors include:

     o evolving industry standards which have the potential to make our services obsolete by replacing or providing lower-cost alternatives to our services;

     o constraints on server capacity or supply of equipment (such as modems and servers) which could result in a strain on incoming access lines, causing busy signals and/or delays for our subscribers;

     o network infrastructure and risk of system failure, such as viruses, which could lead to interruptions, delays, or cessation of our services, as well as corruption of our or our subscribers' computer systems;

     o possible claims of liability against us as a result of computer viruses or security breaches; and

     o the evolving competitive and regulatory environment concerning Internet services.

Our management may have conflicts of interest with other companies

     Level 3 Telecom beneficially owns approximately 46% of our common stock. Level 3 Telecom effectively has the power to elect a majority of our directors and to decide the outcome of substantially all matters voted on by shareholders. This may tend to deter non-negotiated tender offers or other efforts to obtain control of our company and thereby deprive shareholders of opportunities to sell shares at prices higher than the prevailing market price. Moreover, a disposition by Level 3 Telecom of a significant portion of our common stock, or the perception that such a disposition may occur, could affect the trading price of our common stock and the control of our company. The common stock of Level 3 Telecom is owned 90% by Level 3 and 10% by David
C. McCourt, our Chairman and Chief Executive Officer. Mr. McCourt has been a member of the Board of Directors and President of Level 3 Telecom since September 1992. Based upon a review of documents filed with the SEC, we believe that as of December 31, 1998, 16.1% of the common stock of Level 3 was owned by directors and executive officers of Level 3, five of whom (Walter Scott, Jr., Richard R. Jaros, David C. McCourt, James Q. Crowe and Michael B. Yanney) are executive officers or directors of RCN. The remaining shares of Level 3 common stock are owned by other persons, none of whom own more than 5% of outstanding shares.

     As a result of the September 30, 1997 spin-off of our shares to holders of common equity of Commonwealth Telephone Enterprises, Inc., relationships exist that may lead to conflicts of interest. Level 3 Telecom effectively controls both us and Commonwealth Telephone. In addition, the majority of our named executive officers are also directors and/or executive officers of Commonwealth Telephone. Our success may be affected by the degree which our officers and directors are involved in our business and the abilities of officers, directors and employees in managing both our company and Commonwealth Telephone. We will deal with potential conflicts of interest on a case-by-case basis taking into consideration relevant factors including the requirements of The Nasdaq National Market and prevailing corporate practices.

     In February 1999, we announced that we have entered into joint construction agreements with Level 3. We also recently announced that we have entered into a letter of intent with Level 3 for Level 3 to provide us with cross-country capacity to allow our customers to connect to major internet connection points in the United States. Although these arrangements are designed to reflect similar arrangements entered into by parties negotiating at arm's length, we cannot assure you that we would not be able to obtain better terms from an unrelated third party.

                      WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document that we file at the Public Reference Room of the SEC at 450 Fifth Street, NW, Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. You may also inspect our filings at the regional offices of the SEC located at Citicorp, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and 7 World Trade Center, New York, New York 10048 or over the Internet at the SEC's WEB site at http://www.sec.gov.

     The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 until we sell all of the securities:

      (a) [Quarterly Report on Form 10-Q for the quarter ended March 31, 1999;

      (b) Current Report on Form 8-K dated March 19, 1999; and

      (c) Annual Report on Form 10-K for the year ended December 31, 1998.

     You may request a copy of these filings at no cost, by writing or telephoning the office of Valerie Haertel, RCN Corporation, 105 Carnegie Center, Princeton, N.J. 08540-6215, telephone number (609) 734-3700.


                  SPECIAL NOTE ON FORWARD-LOOKING STATEMENTS

     This prospectus includes forward-looking statements. We have based these forward-looking statements on our current expectations and projections about future events. These forward-looking statements are subject to risks, uncertainties, and assumptions about our business, including, among other things:

          o    plans to develop networks and upgrade facilities;

          o    opportunities presented by target markets;

          o plans to connect certain wireless video, resale telephone and Internet service customers to advanced fiber optic networks;

          o    development of existing businesses;

          o    current and future markets for services and products;

          o    anticipated capital expenditures;

          o    impact of the Year 2000 issue;

          o    anticipated sources of capital; and

          o effects of regulatory reform and competitive and technological developments.

     We have no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or risks. New information, future events or risks may cause the forward-looking events we discuss in this prospectus not to occur.

                                USE OF PROCEEDS

     We will not receive any proceeds from the sale of the shares being offered hereby.


                                   DIVIDENDS

     We anticipate that future revenues will be used principally to support operations and finance business growth. Accordingly, we do not intend to declare or pay cash dividends in the foreseeable future. Our Board of Directors has the discretion to declare or pay any cash dividends in the future. Their decision to declare any dividends and the amount of any dividends will depend on a number of factors, including our financial condition, capital requirements, funds from operations, future business prospects and any other factor that they may deem relevant. We are a holding company and our ability to pay cash dividends is dependent on our ability to receive cash dividends, advances and other payments from our subsidiaries. Our credit agreement contains restrictions on our subsidiaries' ability to pay dividends. In addition, we have entered into indentures in connection with our debt securities which also restrict our and certain of our subsidiaries' ability to pay dividends. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" in our 10-K for the year ended December 31, 1998.

                SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

     The table below sets forth our selected historical consolidated financial data. Prior to September 30, 1997, we operated as part of C-TEC Corporation. The historical consolidated financial data presented below reflect periods during which we did not operate as an independent company. Accordingly, we had to make certain assumptions to reflect the results of operations or the financial condition which would have resulted if we had operated as a separate, independent company during the periods listed below. You should not rely on the historical consolidated financial data as an indication of our results of operation and financial condition that would have been achieved if we had operated as a separate, independent company during the periods listed below. The historical consolidated financial data also do not necessarily indicate our future results of operation or financial condition.

     The selected historical consolidated financial data for the year ended December 31, 1994 and as of December 31, 1994 are derived from our unaudited historical consolidated financial statements not included in this prospectus. The selected historical consolidated financial data as of December 31, 1995 are derived from our audited historical consolidated financial statements not included in this prospectus. The selected historical consolidated financial data for the year ended December 31, 1995 and as of December 31, 1996 are derived from and should be read in conjunction with our audited historical consolidated financial statements incorporated by reference to our 10-K for the year ended December 31, 1997. The selected historical consolidated financial data for the years ended December 31, 1998, 1997 and 1996 and as of December 31, 1998 and 1997 are derived from and should be read in conjunction with our audited historical consolidated financial statements incorporated by reference to our 10-K for the year ended December 31, 1998. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" in our 10-K for the year ended December 31, 1998.


                                                                           Year Ended December 31,
                                                   ------------------------------------------------------------------------
                                                     1994           1995           1996            1997             1998
                                                   --------       --------      ---------       ----------       ----------

Statement of Operations Data:
Sales                                              $ 59,500       $ 91,997      $ 104,910       $  127,297       $  210,940
Costs and expenses, excluding depreciation
 and amortization............................        49,747         75,003         79,107          134,967          262,352
Nonrecurring charges.........................            --             --             --           10,000               --
Acquired research and development............            --             --             --               --           18,293
Depreciation and amortization................         9,803         22,336         38,881           53,205           89,088
                                                   --------       --------      ---------       ----------       ----------
Operating (loss).............................           (50)        (5,342)       (13,078)         (70,875)        (158,793)
Interest income..............................        21,547         29,001         25,602           22,824           58,679
Interest expense.............................       (16,669)       (16,517)       (16,046)         (25,602)        (112,239)
Other (expense) income, net..................         1,343           (304)          (546)             131           (1,889)
(Benefit) provision for income taxes.........         2,340          1,119            979          (20,849)          (4,998)
Equity in loss of unconsolidated entities....            --         (3,461)        (2,282)          (3,804)         (12,719)
Minority interest in loss (income) of
 consolidated entities.......................           (95)          (144)         1,340            7,296           17,162
Extraordinary charge- debt prepayment
 penalty, net of tax of $1,728...............            --             --             --           (3,210)              --
Cumulative effect of changes in accounting
 principles..................................           (83)            --             --               --             (641)
                                                   --------       --------      ---------       ----------       ----------
Net (loss) income............................      $  3,653       $  2,114      $  (5,989)      $  (52,391)      $ (205,442)
                                                   --------       --------      ---------       ----------       ----------
Ratio of earnings to fixed charges...........         1.36           1.41           0.75            (1.87)           (0.91)
Deficiency of earnings to fixed charges......           N/A            N/A            N/A       $  (73,522)      $ (214,242)

Balance Sheet Data (at end of period):
Total assets.................................      $568,586       $649,610       $628,085       $1,150,992       $1,907,615
Long-term debt (excluding current portion)...       154,000        135,250        131,250          686,103        1,263,036
Shareholders' equity.........................       372,847        394,069        390,765          356,584          371,446
Other Data:
EBITDA before nonrecurring charges...........         9,753         16,994         25,803           (7,670)         (51,412)

                                                                           Year Ended December 31,
                                                   ------------------------------------------------------------------------
                                                     1994           1995           1996            1997             1998
                                                   --------       --------      ---------       ----------       ----------

Cash Provided by (Used in):
Operating Activities.........................         6,193         48,559         23,831            2,069           35,110
Investing Activities.........................      (140,152)      (146,203)        (9,377)        (475,860)        (828,176)
Financing Activities.........................       280,014        (31,203)         9,391          634,858          690,282

     In the table above:

     (1) Nonrecurring charges represent costs of $10,000 incurred in 1997 the termination of a marketing services agreement related to our wireless video services, and costs of $18,293 incurred in 1998 relating to acquisition of in-process technology in connection with the acquisitions.

     (2) The deficiency of earnings to fixed charges is based on income from continuing operations and has been computed on a total enterprise basis. Earnings represent income before income taxes, and fixed charges. Fixed charges consist of interest expense and debt amortization costs.

     (3) EBITDA before nonrecurring charges represents earnings before interest, depreciation and amortization, and income taxes. Because of the capital intensive nature of the business and resulting large non-cash charges for depreciation, EBITDA is commonly used in the communications industry by management, investors, and analysts to analyze companies on the basis of operating performance, leverage and liquidity. RCN intends to judge the success of its initial rollout of fiber optic networks before deciding whether to undertake additional capital expenditures to expand its network in new areas. RCN believes that EBITDA is a critical measure of success. Because RCN is in a growth-oriented and capital intensive phase of development, it incurs depreciation and amortization charges in new markets which may obscure its earnings growth in more mature markets. In addition, EBITDA provides a measure of the availability of funds for various uses including repayment of debt, expansion into new markets and acquisitions. EBITDA is not intended to represent cash flows for the period and should not be considered as an alternative to cash flows from operating, investing or financing activities as determined in accordance with U.S. GAAP. EBITDA is not a measurement under U.S. GAAP and may not be comparable with other similarly titled measures of other companies. Certain of our debt agreements contain certain covenants that, among other things, limit our and our subsidiaries' ability to incur indebtedness, pay dividends, prepay subordinated indebtedness, repurchase capital stock, engage in transactions with stockholders and affiliates, create liens, sell assets and engage in mergers and consolidations.

           UNAUDITED PRO FORMA CONSOLIDATED STATEMENTS OF OPERATIONS

     Prior to September 30, 1997, RCN was operated as part of C-TEC. The following unaudited pro forma consolidated statements of operations set forth the historical statements of operations of RCN for the year ended December 31, 1998 and as adjusted for the following:

     o     RCN's acquisition of Erols in February 1998;

     o RCN's February 1998 issuance and sale of its 9.80% Senior Discount Notes due 2008 (the "9.80% Notes"); and

     o RCN's June 1998 issuance and sale of 6,098,355 shares of Common Stock (the "Stock Offering") and its 11% Senior Discount Notes due 2008 (the "11% Notes").

and the related transactions and events described in the notes thereto, as if such transactions and events had been consummated on the first day of 1998.

     Management believes that the assumptions used provide a reasonable basis on which to present such unaudited pro forma statements of operations. The unaudited pro forma statements of operations should be read in conjunction with the financial statements and "Management's Discussion and Analysis of Financial Condition and Results of Operations" in our 10-K for the year ended December 31, 1998.

     The unaudited pro forma statements of operations are provided for information purposes only and should not be construed to be indicative of RCN's results of operations had the spin-off and the transactions and events described above been consummated on the dates assumed, may not reflect the results of operations or financial condition which would have resulted had RCN been operated as a separate, independent company during such period, and are not necessarily indicative of RCN's future results of operations or financial condition.

                                RCN CORPORATION
           UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
                         Year Ended December 31, 1998
        ($ in thousands, except per share amounts and number of shares)


                                                                         Erols                       Adjustments
                                                                      Historical                    for the Stock
                                                     Adjustments       1/1/98 -     Acquisition      Offering and
                                           RCN      for the 9.8%        2/28/98     Adjustments        the 11%
                                       Historical       Notes             (2)        For Erols          Notes           Pro Forma
                                       ----------   ------------      ----------    -----------     -------------      -----------
Sales................................. $  210,940                     $    8,700     $   (5,371)(3)                     $  214,269
Cost and expenses excluding
     depreciation and amortization....    262,352                          8,388         (5,179)(3)                        265,561
Nonrecurring acquisition costs:
     In-process technology............     18,293                                                                           18,293
Depreciation and amortization ........     89,088                          1,478            352 (4)                         90,918
                                       ----------     ----------      ----------     ----------        ----------       ----------
Operating (loss)......................   (158,793)                        (1,166)          (544)               --         (160,503)
Interest income.......................     58,679                                                                           58,679
Interest expense......................   (112,239)    $   (3,492)(1)        (164)           101        $   (8,580)(6)     (124,374)
Other (expense), net..................     (1,889)                            (5)                                           (1,894)
                                       ----------     ----------      ----------     ----------        ----------       ----------
(Loss) before income taxes............   (214,242)        (3,492)         (1,335)          (443)           (8,580)        (228,092)
(Benefit) for income taxes............     (4,998)               (1)          --             -- (5)                         (4,998)
                                       ----------     ----------      ----------     ----------        ----------       ----------
(Loss) before equity in
     unconsolidated entities and
     minority interest................   (209,244)        (3,492)         (1,335)          (443)           (8,580)        (223,094)
Equity in (loss) of unconsolidated
     entities.........................    (12,719)                                       (2,687)(3)                        (15,406)
Minority interest in loss of
     consolidated entities............     17,162                                                                           17,162
                                       ----------     ----------      ----------     ----------        ----------       ----------
Loss before cumulative effect of
     change in accounting principle... $ (204,801)    $   (3,492)     $   (1,335)    $   (3,130)       $   (8,580)      $ (221,338)
                                       ==========     ==========      ==========     ==========        ==========       ==========

Unaudited pro forma loss per average
     common share before cumulative
     effect of change in accounting
     principle........................ $   (3.35)     $                                                $    (3.62)
Weighted average number of common
     shares and common stock
     equivalents outstanding.......... 61,187,354                                                                       61,187,354



           See Notes to Unaudited Pro Forma Statement of Operations

                                RCN CORPORATION
       NOTES TO UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
                            (dollars in thousands)

     The Unaudited Pro Forma Consolidated Statement of Operations assumes that RCN was an autonomous entity rather than a wholly owned subsidiary of C-TEC for the periods shown. The pro forma adjustments, as described below, are keyed to the corresponding amounts shown in the relevant statement.

     (1) Adjustment to reflect interest expense and amortization of debt issuance costs related to the issuance of the 9.8% Notes aggregating $3,492 for the year ended December 31, 1998. A pro forma adjustment was not assumed for income tax benefits associated with the pro forma adjustment for additional interest expense for the year ended December 31, 1998 because the realization of such benefit would be uncertain.

     (2) On February 20, 1998, RCN completed the acquisition of Erols, Washington, D.C.'s largest Internet service provider. RCN accounted for this transaction under the purchase method of accounting and accordingly, the financial statements of Erols are not consolidated with RCN's historical financial statements as of and for the year ended December 31, 1997. In 1998, the financial results of Erols also are not consolidated with RCN's historical financial statements for the period prior to February 20, 1998. The financial information relating to Erols was provided by Erols.

     A summary of the transaction is as follows:


Cash paid (including out of pocket expenses of
     approximately $1,400 and repayment of debt of
     approximately $5,100).................................$   36,000
Fair value of RCN stock issued.............................    45,000
Fair value of stock options exchanged......................    11,000
Liabilities assumed........................................    55,000
                                                           ----------
Fair value of assets acquired..............................$  147,000
                                                           ==========


     The fair value of assets acquired was allocated as follows:



In-process technology......................................$  13,228
Property, plant & equipment................................   19,100
Current assets.............................................    2,280
Other assets...............................................    3,800
Intangible assets:
                                                                            Estimated Useful
                                                                             Life (months)
                                                                            ----------------
     Customer base.........................................    15,000          48
     Acquired current products/technologies................    49,224          48
     Goodwill..............................................    41,115          48
     Tradename.............................................     3,253          13
                                                           ----------
                                                           $  147,000
                                                           ==========



     (3) Such adjustments include a pro forma allocation of historical operating results of Erols to the joint venture with Pepco Communications (see below) based upon the relationship of the number of subscribers contributed to the joint venture to the total number of subscribers acquired in the merger. RCN's share of such operating results, including the depreciation and amortization effects of the allocation of a portion of the total purchase price to the joint venture, representing the agreed upon value of the subscribers to be contributed to the joint venture, are included in the adjustment for "equity in (loss) of unconsolidated entities."

     A subsidiary of RCN is a party to a joint venture with a subsidiary of Pepco Communications, to provide the greater Washington, D.C. area residents and businesses local and long-distance telephone, cable television, and Internet services as a package from a single source. As a result of this joint venture, RCN contributed to the joint venture the subscribers acquired in the merger with Erols which are located in the relevant joint venture market. This represents approximately 62% of the customer base acquired from Erols. The value of such contribution as agreed to by the joint venture partners was $51,937. Additionally, Starpower assumed the liability for the unearned revenue related to the subscribers contributed to the joint venture of $26,663. A summary of related amounts transferred to the joint venture is as follows:



Property, plant and equipment..................... $   11,900
Customer base.....................................      9,300
Trade name........................................      2,060
Goodwill..........................................     55,340
Unearned revenue..................................    (26,663)
                                                   ----------
Net investment in joint venture................... $   51,937
                                                   ==========

     (4) Such adjustment reflects the change in depreciation and amortization for the effect of the fair value adjustment of the net assets of Erols acquired. RCN allocated the purchase price for Erols (see Note 2) on the basis of the fair market value of the assets acquired and liabilities assumed.

     (5) A pro forma adjustment was not assumed for income tax benefits associated with the pro forma adjustments for the historical results of operations of Erols because the realization of such benefit would be uncertain.

     (6) Adjustment to reflect interest expense and amortization of debt issuance costs related to the issuance of the 11% Notes aggregating $8,580 for the year ended December 31, 1998. Pro forma adjustments were not assumed for income tax benefits associated with the pro forma adjustments for additional interest expense because the realization of such benefits would be uncertain.

                                   BUSINESS

Overview

     We are building high-speed, high-capacity advanced fiber optic networks in selected markets with high levels of population density. Our current services include local and long distance telephone, video programming and data services, including high speed Internet access. Our strategy is to become the leading single-source provider of voice, video and data services to residential customers in each of our markets by offering individual or bundled service options, superior customer service and competitive prices. We are also constructing our networks with significant excess capacity in order to accommodate expanded services in the future. We intend to expand the services provided to our customers through strategic alliances and opportunistic development of complementary products. In addition, we will use the excess capacity in our fiber optic networks to provide services to commercial customers located on or near our networks. As a result of recent acquisitions and internal growth, we are a leading regional Internet service provider in the Boston to Washington, D.C. corridor. Our Internet businesses have recently been integrated under the brand name "RCN.com."

     Our initial advanced fiber optic networks have been established in selected markets in the Boston to Washington, D.C. corridor, including New York City, and the San Francisco Bay area. We are typically building the first true local network to compete with the aging infrastructure of the incumbent service providers in our markets. In the Boston market we operate our advanced fiber optic network through a joint venture with Boston Edison Company. We own and manage 51% owned of the venture and it is accounted for on a consolidated basis. In the Washington, D.C. market, we are developing an advanced fiber optic network through a joint venture named Starpower with Pepco Communications, L.L.C., an indirect wholly owned subsidiary of Potomac Electric Power Company. We own 50% of Starpower and Pepco Communications owns 50% and it is accounted for under the equity method of accounting. We believe that these joint ventures provide us with a number of important advantages. For example, we are able to access rights of way of our joint venture partners and use their existing fiber optic facilities. This allows us to enter our target markets quickly and efficiently and to reduce our up-front costs of developing our networks. In addition, our joint venture partners provide us with additional assets, equity capital and established customer bases. We also benefit from our relationship with our largest shareholder, Level 3 Communications, Inc., and from the experience gained by certain of our key employees who participated in the operation and development of other telephone, cable television and business ventures, including MFS Communications Company, Inc.

     Because we deliver a variety of services, we report the total number of our various service connections purchased for local telephone, video programming and Internet access rather than the number of customers. For example, a single customer who purchases local telephone, video programming and Internet access counts as three connections. Because we view long distance as a complementary product, we do not currently include customers of our long distance service as connections. See "--RCN Services--Connections." As of December 31, 1998, we had approximately 855,000 connections which were delivered through a variety of our owned and leased facilities including hybrid fiber/coaxial cable systems, a wireless video system and advanced fiber optic networks. As of that date, we had approximately 123,000 total connections attributable to customers connected to advanced fiber optic networks ("on-net" connections) and had approximately 732,000 connections attributable to customers served through other facilities ("off-net" connections). See "--RCN Services." We obtained approximately 370,000 of our 497,000 Internet service connections through acquisitions of subscriber bases during 1998. See "--Recent Acquisition Transactions."

     We have extensive operating experience in both the telephone and video industries and in the design and development of telecommunications facilities. Our experience provides us with expertise in systems operation and development, and gives us an established infrastructure for customer service and billing for both voice and video services and established relationships with suppliers of equipment and video programming. In addition, our management team and board of directors benefit from experience gained when they managed C-TEC, which prior to September 30, 1997 owned and operated our company. C-TEC has over 100 years of experience in the telephone business and nearly 25 years of experience in the cable television business. Both C-TEC and certain members of management also have extensive experience in the design and development of advanced telecommunications facilities.

     We seek to exploit competitive opportunities in selected markets where population density, favorable demographics and the aging infrastructure of the incumbent service providers' network facilities combine to create a particularly attractive opportunity to develop advanced fiber optic networks. We continue to construct network facilities within the Boston to Washington, D.C. corridor. We believe that our experience in the Northeast will provide us with a key strategic advantage as we enter markets in the San Francisco to San Diego corridor.

West Coast Expansion

     We recently began to develop advanced fiber optic networks in selected high density markets outside of the Boston to Washington, D.C. corridor. Our initial west coast network is being developed in the San Francisco Bay Area, which is densely populated and has high per capita income and the highest per capita Internet usage in the United States. We have received competitive local exchange carrier ("CLEC") status in California. We have also obtained an "open video system" ("OVS") certification from the Federal Communications Commission for the City of San Francisco and surrounding counties and have begun to develop our network in the San Francisco Bay Area. We expect to expand into selected markets in or near Southern California. As is the case in our existing markets, we intend to focus on high density markets with favorable demographics, and to apply a subscriber-driven investment strategy. We expect to begin offering services in the San Francisco Bay Area in late 1999.

Business Strategy

     Our goal is to become the leading provider of communications services to residential customers in our target markets by pursuing the following key strategies:

     Exploit the "Last Mile" Bottleneck in Existing Local Networks: Existing local networks are typically low capacity, single service facilities without the bandwidth for multiple or new services and revenue streams. Investment in the local network or "last mile" has not generally kept pace with other industry and technological advances. In our target markets, we seek to be the first operator of an advanced fiber optic network offering advanced communications services to residential customers.

     Continue Construction of Advanced Fiber Optic Networks: Our advanced fiber optic networks are designed with sufficient capacity to meet the growing demand for high speed, high capacity, voice, video and data services. Our networks also have a significant amount of excess capacity at relatively low incremental cost which will be available for the introduction of new products. We believe that our high capacity advanced fiber optic networks provide us with certain competitive advantages such as the ability to offer bundled services and the opportunity to recover the cost of our network through multiple revenue streams. In addition, our networks generally provide superior signal quality and network reliability relative to the typical networks of the incumbent service providers.

     Leverage our Network and Customer Base: We are able to leverage our network by delivering a broad range of communications products and by focusing on high density residential markets. This bandwidth capacity and home density allows us to maximize the revenue potential per mile of constructed network. We believe we can further exploit our network capacity and customer base by exploring opportunities to deliver new products and services in the future, including complementary commercial and wholesale products and services.

     Offer Bundled Voice, Video and Data Services with Quality Customer
Service: We offer our customers a single-source package of competitively priced voice, video and data services, individually or on a bundled basis, with quality customer service. By connecting customers to our own network, we improve our operating economics and have complete control over our customers' experience with us. We believe that the combination of bundled communications services and quality customer care that we provide is superior to services that are typically available from most incumbent telephone, cable or other service providers.

     Continue to Use Strategic Alliances: We have been able to enter markets quickly and efficiently and to reduce the up-front capital investment required to deploy our networks by entering into strategic alliances with companies such as BECO, Pepco Communications, Level 3, Qwest and MCI/WorldCom. By establishing relationships with these companies, we are able to take advantage of their existing extensive fiber optic networks and other assets, and our own existing cable television infrastructure, to expedite and reduce the cost of market entry and business development. We will continue to evaluate other strategic alliances in our existing markets and our developing markets.

Network Development and Financing Plan

     Because our network development plan involves relatively low fixed costs, we are able to schedule capital expenditures to meet expected subscriber growth in each major market. Our principal fixed costs in each such market are incurred in connection with the establishment of a video transmission and telephone switching facility. To make each market economically viable, it is then necessary to construct infrastructure to connect a minimum number of subscribers to the transmission and switching facility. We phase our market entry projects to ensure that we have sufficient cash on hand to fund this construction.

     Based on our current growth plan, we expect that we will require substantial additional capital to expand the development of our network and operations into new areas within our larger target markets. We will need capital to fund the construction of our advanced fiber optic networks, upgrade our hybrid fiber/coaxial plant and fund operating losses and repay our debts. We currently estimate that our capital requirements for the period from January 1, 1999 through 2000 will be approximately $1.8 billion, which include capital expenditures of approximately $700 million in 1999 and approximately $1 billion in 2000. These capital expenditures will be used principally to fund additional construction of our fiber optic network in high density areas in the Boston, New York City, Washington, D.C. and San Francisco Bay area markets as well as to expand into new markets (including selected markets in the western United States) and to develop our information technology systems. These estimates are forward-looking statements that may change if circumstances related to construction, timing of receipt of regulatory approvals and opportunities to accelerate the deployment of our networks do not occur as we expect. In addition to our own capital requirements, our joint venture partners are each expected to contribute approximately $275 million (of which $120 million has been contributed) to the joint ventures through 2000 in connection with development of the Boston and Washington, D.C. markets.

     In order to facilitate growth beyond 2000, we expect to supplement our existing available credit facilities and operating cash flow by seeking additional capital to increase our network coverage and pay for other capital expenditures, working capital, debt service requirements and anticipated further operating losses. We may seek additional sources of funding from vendor financing, public offerings or private placements of equity and/or debt securities, and bank loans.

     In March 1999, we secured a $1 billion bank facility from The Chase Manhattan Bank and sold $250 million of convertible preferred stock to a private investment fund.

RCN Services

     We provide a wide range of local and long distance telephone, video programming and data services, both individually and in bundled service options.

     We provide these services through a range of facilities including our advanced fiber optic networks in New York City, Boston and Washington D.C., a wireless video system in New York City, our hybrid fiber/coaxial cable systems in the states of New York (outside New York City), New Jersey and Pennsylvania. We also provide, on a limited basis, resale local and long distance telephony services.

     Connections. The following table summarizes the development of our subscriber base:

                                                                       As of
                                      --------------------------------------------------------------------------
                                      9/30/97      12/31/97      3/31/98      6/30/98      9/30/98      12/31/98
                                      -------      --------      -------      -------      -------      --------
On-Net Service Connections:
 Voice..........................        1,909         3,214        4,473       11,428       20,857        30,868
 Video..........................        4,870        11,784       15,599       35,196       58,324        86,349
 Data...........................          326           150          267        1,588        3,661         6,176
                                      -------       -------      -------      -------      -------       -------
Subtotal On-Net.................        7,105        15,148       20,339       48,212       82,842       123,393

Off-Net Service Connections:
 Voice..........................       10,953        24,900       40,447       49,052       58,093        65,022
 Video..........................      229,198       227,619      227,558      214,164      196,776       175,313
 Data...........................           --            --      370,271      398,560      470,466       491,633
                                      -------       -------      -------      -------      -------       -------
Subtotal Off-Net................      240,151       252,519      638,276      661,776      725,335       731,968
                                      -------       -------      -------      -------      -------       -------
Total Service Connections.......      247,256       267,667      658,615      709,988      808,177       855,361
                                      =======       =======      =======      =======      =======       =======
Homes Passed....................       26,083        44,045       63,386      122,977      213,983       304,505
Marketable Homes................           --            --           --      111,187      181,353       270,406


     Because we deliver a variety of services to our customers, we account for our customer activity by the number of individual local telephone, video programming or Internet access services, or "connections," purchased. Consequently, a single customer purchasing local telephone, video programming and Internet access counts as three connections.

     We classify connections in the "Off-Net" category until the relevant facilities are capable of providing voice, video and data services, including local telephone service, through an RCN switch. During 1998, our Allentown, Pennsylvania system was upgraded to provide a full range of services, and the customers on that system were moved to the "On-Net" connections category.

     "Off-Net--Voice" figures in the table above represent resold local phone service provided to customers not connected to the advanced fiber optic networks.

     Our "Off-Net--Video" figures in the table above include approximately 31,000 wireless connections and wireline video connections serving the University of Delaware (4,000 connections at December 31, 1998).

     As of December 31, 1998 we had approximately 186,000 homes passed and approximately 140,000 basic subscribers connected to our hybrid fiber/coaxial cable system in New York, New Jersey and Lehigh Valley service areas.

     In areas served by our joint ventures in the Greater Boston and Washington, D.C. areas, the subscribers are customers of the relevant joint venture and are included in the connections set forth in the table above.

     As of September 30, 1998, we began to report marketable homes, which represents that segment of homes passed which are being marketed our entire line of advanced fiber optic network products. The distinction between homes passed and marketable homes recognizes our transition from constructing our network in initial markets to providing services to customers that have ordered our services.

     Set forth below is a brief description of our services:

     Voice. We offer full-featured local exchange telephone service, including standard dial tone access, enhanced 911 access, operator services and directory assistance. We compete with the incumbent local exchange providers and CLECs. In addition, we offer a wide range of value-added services, including call forwarding, call waiting, conference calling, speed dial, calling card, 800-numbers and voice mail. We also provide Centrex service and associated features. Our local telephone rates are generally competitive with the rates charged by the incumbent providers. At December 31, 1998, we had approximately 30,900 telephone service connections on our advanced fiber optic networks and approximately 65,000 customers for resold telephone service. We also provide long distance telephone services, including outbound, inbound, calling card and operator services. These services are offered to residential and business customers.

     Video Services. We offer a diverse line-up of high quality basic, premium and pay-per-view video programming. Depending on the system, we offer from 61 to 147 channels. Our basic video programming package provides extensive channel selection featuring all major cable and broadcast networks. Our premium services include HBO, Cinemax, Showtime and The Movie Channel, as well as supplementary channels such as HBO 2, HBO 3 and Cinemax 2. StarCinema, available on our advanced fiber optic networks, uses the latest "impulse" technology allowing convenient impulse pay-per-view ordering of the latest hit movies and special events instantly from the customer's remote. "Music Choice" offers 30 different commercial-free music channels delivered to the customer's stereo in digital CD quality sound.

     As of December 31, 1998, we had approximately 86,350 subscribers for our video programming services provided over advanced fiber optic networks. As of such date, we also had approximately 34,900 connections attributable to the wireless video system and approximately 140,400 connections attributable to the hybrid fiber/coaxial cable systems.

     Internet Access and Data Transmission. We operate as an Internet service provider under the RCN.com brand name. We focus on serving individuals and businesses through a network of our-owned points of presence ("POPs") which are connected to our advanced fiber optic network. Our primary service offerings are 56K dial-up and high-speed cable modem access. We also sell commercially oriented private line point-to-point data transmission services such as DS-1 and OC-3 and a range of web page and server hosting services. Our subscribers use their RCN accounts to communicate, retrieve information, and publish information on the Internet. Following the recent acquisitions described below under "--Recent Acquisition Transactions", we believe that we are the largest regional provider of Internet services in the Northeast United States. As of December 31, 1998, we had approximately 497,800 Internet subscribers.

Migration of Customers to Advanced Fiber Networks

     We provide wireless video services to customers located near our advanced fiber optic network in New York City and Internet services to acquired subscribers. We have also actively marketed resold telephone service in the past. Our goal is to extend our advanced fiber optic network to service many of those customers. As our advanced fiber optic network is extended into these areas or buildings, customers receiving wireless video service in New York City are switched to the advanced fiber optic network from the wireless video network. The wireless video equipment is then used to provide service to other customers in off-network premises. Similarly, as the advanced fiber optic network is developed, voice and data customers are switched to the advanced fiber optic network from resale accounts. The switch to our network allows us to gain additional revenue and higher margins from originating and terminating access fees and to control the related services and service quality.

Strategic Relationships and Facilities Agreements

     We have entered into a number of strategic alliances and relationships which allow us to enter into the telecommunications services market early, reduce the cost of entry into our markets and tap management expertise. We expect to continue to pursue potential opportunities from entering into strategic alliances to facilitate network expansion and entry into new markets.

     BECO Joint Venture

     In 1996 RCN and the Boston Edison Company ("BECO"), through wholly owned subsidiaries, formed a joint venture to use 126 fiber miles of BECO's fiber optic network to deliver our comprehensive communications package in Greater Boston. A joint venture agreement provided for the organization and operation of RCN- BECOCOM, LLC, an unregulated entity with a term expiring in the year 2060. RCN-BECOCOM is a Massachusetts limited liability company organized to own and operate an advanced fiber optic telecommunications network and to provide, in the market in and around Boston, Massachusetts, voice, video and data services. Through RCN Telecom Services of Massachusetts, we own 51% of the equity interest in RCN-BECOCOM and BECO, through a subsidiary, owns the remaining 49% interest. This joint venture with BECO is reflected on our financial statements on a consolidated basis.

     Pursuant to an exchange agreement between BECO and RCN, BECO has the right, from time to time, to convert portions of its ownership interest in RCN-BECOCOM into shares of our common stock. In February 1999, BECO exercised this right and converted a portion of its interest into 1,107,539 shares of our common stock. This conversion reduced BECO's current ownership interest in RCN-BECOCOM to 45.74% and increased our current ownership interest to 54.26%. Future capital contributions to the joint venture will continue to be made 49% by BECO and 51% by RCN until BECO disposes of the shares it received on the conversion. The capital contribution percentages will change in proportion to BECO's future disposal of the shares.

     We expect to benefit from our ability to use BECO's large fiber optic network, its focus on innovative technology, its sales and marketing expertise and its reach into the market. In the future, the venture may expand into energy management and property monitoring services. Starting in Boston, the joint venture partners have expanded into surrounding markets, including Arlington, Somerville and Newton. As a result of our access to the extensive BECO network, our reliance on and use of MFS/WorldCom facilities in Boston has been reduced significantly.

     Starpower Joint Venture

     In 1997, RCN Telecom Services, Inc., one of our subsidiaries, and Potomac Capital Investment Corporation ("PCI"), a wholly owned subsidiary of Potomac Electric Power Company, formed a joint venture to own and operate a communications network to provide voice, video, data and other communications services to residential and commercial customers in the greater Washington, D.C., Virginia and Maryland area. Starpower is an unregulated limited liability company with a perpetual term. Starpower was formed to construct, own, lease, operate and market a network for the selling of voice, video, data and other telecommunications services to all potential commercial and residential customers in the Washington, D.C. market covered by the joint venture contract. We own 50% of the equity interest in Starpower and Pepco Communications owns the remaining 50% interest. Starpower is reflected on our financial statements under the equity method of accounting.

     Other Strategic Relationships

     On April 7, 1999, Hicks, Muse, Tate & Furst Incorporated, through HM4 RCN Partners, purchased $250 million of a new issue of convertible preferred stock of RCN in a private placement transaction. In connection with this transaction, we agreed to provide the purchaser with the right to appoint one director to RCN's Board of Directors for so long as it owns at least 50% of its initial investment. Michael J. Levitt, a partner of Hicks, Muse, has been appointed to RCN's Board of Directors in connection with this agreement.

     Miscellaneous Facilities Agreements

     We have also entered into agreements which have helped us accelerate network development, including Fiber Agreements entered into with MFS/WorldCom. MFS/WorldCom owns or has the right to use certain fiber optic network facilities in the Boston, Massachusetts and New York City markets. Under the Fiber Agreements,

MFS/WorldCom agreed to construct and provide extensions connecting the fiber optic facilities to buildings we designated. We are also able to use certain dedicated fibers in those facilities, except that we may not use the facilities to deliver telephone services to commercial customers.

     In February 1999, we announced that we have entered into joint construction agreements with Level 3. The agreements will allow us to deploy additional network in Boston and New York faster and at a lower cost. We also recently announced that we have entered into a letter of intent with Level 3 for Level 3 to provide us with cross- country capacity to allow our customers to connect to major Internet connection points in the United States. This gives us the ability to negotiate peering agreements that will allow the exchange of traffic as a Tier I operator.

     In June 1998, we entered into an agreement with Qwest Communications for Qwest to provide us with capacity in its regional backbone of fiber lines to connect to our local networks from Boston to Washington, D.C.

Recent Acquisition Transactions

     In February 1998, we acquired Erols. The total approximate consideration was $36.0 million in cash, including out of pocket costs of approximately $1.4 million and the assumption and repayment of debt of approximately $5.1 million, and RCN common stock with a fair value at the time of issuance of approximately $45.0 million. The purchase price also included approximately $11.0 million representing the fair value of Erols stock options which were converted to RCN stock options in connection with the acquisition.

     RCN contributed approximately 60% of the subscribers and related unearned revenue acquired in the acquisition of Erols to Starpower and approximately 1% to RCN-BECOCOM.

     In February 1998, we acquired Ultranet Communications, Inc. The total approximate consideration was $7.7 million in cash, including cash payments aggregating approximately $.5 million to certain holders of Ultranet stock options, and RCN common stock with a fair value at the time of issuance of approximately $26.2 million. The purchase price also included approximately $1.9 million representing the fair value of Ultranet stock options which were converted to RCN stock options in connection with the acquisition.

     RCN contributed to RCN-BECOCOM approximately 30% of the subscribers acquired in the acquisition of Ultranet.

     In the allocation of purchase price associated with the acquisition of Erols and Ultranet, $13.2 million and $5.1 million, respectively, was determined to represent acquired in-process research & development ("IPR&D"). In particular, four projects which qualified as IPR&D were identified as not having achieved technological feasibility and representing technology which, at the time of acquisition, offered no alternative use than the defined project. For both the Erols and the Ultranet acquisitions, we identified the research and development projects to include--

     o Cable Modem Internet access for subscribers, consisting of projects to develop the hardware, systems and software to permit subscribers to be offered high-speed Internet access through direct cable connection. The remaining development effort is concerned with technical standards for this service and with the design and integration of this product into our cable and fiber optic network.

     o Internet Telephony, representing projects to develop the potential for dial-up telephone service through the Internet. This service area required that significant technical challenges as well as political, commercial and market challenges be faced before service could be offered to subscribers. At the date of acquisition, neither hardware nor systems had been acquired or developed in support of this new product and, as a result, a high degree of development activity remains.

     o E-Commerce Systems, consisting of efforts to develop a suitable system that would permit subscribers to conduct commercial activities over the Internet. Following evaluation of commercially-available packages, none were capable of meeting subscriber needs and development of the suitable system was undertaken.

     o High-speed shared office Internet access, representing a blending of fiber optic and Internet networking technologies, was under development as a package to be offered to commercial clients. While the technical challenges were still being addressed at the date of acquisition, there was no certainty that this system would result in a competitive product offering in the market.

     In June 1998, we acquired Interport Communications Corp. The total approximate consideration for the transaction was $1.3 million in cash and RCN common stock with a fair value at the time of issuance of approximately $8.5 million.

     In June 1998, we also acquired Lancit Media Entertainment, Ltd., a producer of high quality children's programming. The total approximate consideration for the transaction was $.4 million in cash and RCN common stock with a fair value at the time of issuance of approximately $7.4 million.

     In July 1998, we acquired Javanet, Inc. The total approximate consideration for the transaction was $3.7 million in cash and RCN common stock with a fair value at the time of issuance of approximately $13.4 million.

     RCN contributed to RCN-BECOCOM approximately 6% of the subscribers acquired in the acquisition of Javanet.

International

     We own a 40.0% interest in Megacable, the second largest cable television provider in Mexico. Megacable owns 22 wireline cable systems in Mexico, principally on the Pacific and Gulf coasts and including Guadalajara, the second largest city in Mexico, Hermosillo, the largest city in the state of Sonora and Veracruz, the largest city in the state of Veracruz. At December 31, 1998, their wireline systems passed approximately 733,500 homes and served approximately 222,300 subscribers. Megacable had revenues of $37.5 million and $30.4 million for the years ended December 31, 1998 and 1997, respectively.

     Additionally, Megacable presently holds a 99% interest in Megacable Comunicaciones de Mexico S.A. ("MCM"). MCM has received a license from the Mexican government to allow it to build a fiber optic network in Mexico City, Monterrey and Guadalajara. MCM intends to use this network to provide local voice and high-speed data service in these cities, principally to commercial customers in Mexico City.

Competition

     Overview

     We compete with a wide range of service providers for each of our services. Virtually all markets for voice and video services are extremely competitive, and we expect that competition will intensify in the future. We face significant competition in each of the markets in which we offer voice and video programming services. Our competitors are often larger, better-financed incumbent local telephone carriers and cable companies with better access to capital resources, and many have historically dominated their local telephone and cable television markets. These incumbents presently have numerous advantages as a result of their historic monopolistic control of their respective markets, economies of scale and scope and control of limited conduit and pole space. They also have well-established customer and vendor relationships. However, we believe that most existing and potential competitors will, at least initially, offer narrower services over limited delivery platforms compared to the wide range of voice, video and data services that we provide over our fiber-based networks. This gives us an opportunity to achieve important market penetration.

     We compete with the incumbent Local Exchange Carriers ("LECs") for the provision of local telephone services, as well as with alternative service providers including CLECs. Cable operators are also entering the local exchange market in some locations. Other sources of competitive local and long distance telephone services include: Commercial mobile radio services providers, including cellular carriers (such as Bell Atlantic Mobile Services); personal communications services carriers such as Sprint PCS; and enhanced specialized mobile radio services providers (such as NexTel).

     We face, and expect to continue to face, significant competition for long distance telephone services from the inter-exchange carriers ("IXCs"), including AT&T, Sprint and MCI WorldCom, which account for the majority of all U.S. long distance revenue. The major long distance service providers benefit from established market share and from established trade names through nationwide advertising. However, we regard our long-distance service as a complementary service rather than a principal source of revenue. Certain IXCs, including AT&T, MCI WorldCom and Sprint, have also announced their intention to offer local services in major U.S. markets using their existing infrastructure in combination with resale of incumbent LEC service, lease of unbundled local loops or other providers' services. Internet-based telephony, a potential competitor for low cost telephone service, is also developing and we are also pursuing this technology.

     All of our video services face competition from alternative methods of receiving and distributing television signals and from other sources of news, information and entertainment. Other sources include off-air television broadcast programming, newspapers, movie theaters, live sporting events, interactive online computer services and home video products, including videotape cassette recorders. Alternative video distribution technologies include traditional cable networks, wireless local video distribution technologies, and home satellite dish ("HSD") earth stations. Home satellite systems enable individual households to receive many of the satellite-delivered program services formerly available only to cable subscribers. The Cable Television Consumer Protection and Competition Act of 1992 (the "1992 Act") contains provisions, which the FCC has implemented with regulations, to enhance the ability of cable competitors to purchase and make available to HSD owners certain satellite-delivered cable programming at competitive costs. We face additional competition from private satellite master antenna television ("SMATV") systems that serve condominiums, apartment and office complexes and private residential developments. The FCC and Congress have adopted policies providing a more favorable operating environment for new and existing technologies that compete, or may compete, with our various video distribution systems. These technologies include, among others, Direct Broadcast Satellite ("DBS") service whereby signals are transmitted by satellite to receiving facilities located on customer premises. We expect that our video programming services will face growing competition from current and new DBS service providers. The FCC has recently determined that DBS is the fastest-growing competitor to franchised cable operations. We also compete with wireless program distribution services such as Multi-Channel Multi-Point Distribution Service which use low-power microwave frequencies to transmit video programming over-the-air to subscribers.

     The Internet access market is extremely competitive and highly fragmented. Competition in this market is expected to intensify. Our current and prospective competitors include established online services; local, regional and national ISPs; national and international telecommunications companies including Regional Bell Operating Companies ("RBOCs") such as Bell Atlantic; and affiliates of incumbent cable providers. Increased competition may create downward pressure on the pricing of and margins from Internet access services.

     Other new technologies, including Internet-based services, may compete with services that we can offer. Advances in communications technology as well as changes in the marketplace and the regulatory and legislative environment are constantly occurring. Thus, we cannot predict the effect that ongoing or future developments might have on the voice, video and data industries or on our operations or financial condition.

     We believe that among the existing competitors, the incumbent LECs, incumbent cable providers and the CLECs are most of our competitors in the delivery of "last mile" connections for voice and video services.

     Incumbent LECs

     In each of our target markets for advanced fiber optic networks, we face, and expect to continue to face, significant competition from the incumbent LECs. The incumbent LECs include Bell Atlantic in the Northeast Corridor, and Pacific Bell in California, both of which currently dominate their local telephone markets. We compete with the incumbent LECs in our markets for local exchange services on the basis of product offerings, including the ability to offer bundled voice and video service, reliability, state-of-the-art technology and superior customer service, as well as price. We believe that our advanced fiber optic networks provide superior technology for delivering high-speed, high-capacity voice, video and data services compared to the incumbent LECs' primarily copper wire based networks. However, the incumbent LECs have long-standing relationships with their customers. They have also begun to expand the amount of fiber facilities in their networks, to offer broadband digital transmission services and retail Internet access, and to prepare to re-enter the long distance telephone service market. The pending merger between Bell Atlantic and GTE Corporation may enhance the combined entity's ability to compete with us in the Northeast corridor markets. The pending merger between SBC and Ameritech may also increase competitive pressures in the Northeast corridor if SBC, which already owns a Connecticut incumbent LEC and several wireless franchises in this region, continues to pursue a nationwide strategy.

     Under the Telecommunications Act of 1996 (the "1996 Act"), and ensuing federal and state regulatory initiatives, barriers to local exchange competition are being slowly removed. The introduction of such competition, however, also establishes the predicate for the RBOCs, such as Bell Atlantic, to provide in-region interexchange long distance services. The RBOCs are currently allowed to offer "incidental" long distance service in-region and to offer out-of-region long distance service. Once the RBOCs are allowed to offer in-region long distance services, they will also be in a position to offer single source local and long distance service similar to what we offer and proposed by the three largest IXCs: AT&T, MCI/WorldCom and Sprint. We expect that the increased competition made possible by regulatory reform will result in certain pricing and margin pressures in the telecommunications services business.

     We have sought, and will continue to seek, to provide a full range of local voice services which compete with incumbent LECs in our service areas. We expect that competition for local telephone services will be based primarily on quality, capacity and reliability of network facilities, customer service, response to customer needs, service features and price, and will not be based on any proprietary technology. Our new advanced fiber optic networks employ dual backbone architecture and state-of-the-art technology and, as a result, we may have capital cost and service quality advantages over some of the networks of the incumbent LECs. We may also have a competitive advantage because we are able to deliver a bundled voice and video service.

     The 1996 Act permits the incumbent LECs and others, with which we compete, to provide a wide variety of video services directly to subscribers. Various LECs currently are providing video services within and outside their telephone service areas through a variety of distribution methods, including both the deployment of broadband wire facilities and the use of wireless transmission facilities. We cannot predict the likelihood of success of video service ventures by LECs or the impact such competitive ventures may have on us. Some LECs, including Bell Atlantic, also offer Internet access services that compete with our services.

     Incumbent Cable Television Service Providers

     Certain of our video service businesses compete with incumbent wireline cable companies in their respective service areas. In particular, our advanced fiber optic networks compete for cable subscribers with the major wireline cable operators in our markets, such as Time-Warner Cable in New York City, Cablevision in Boston and TCI in Washington, D.C. Our wireless video service in New York City competes primarily with Time-Warner Cable. We believe that the expanded capacity and fiber-to-node architecture of our advanced fiber optic networks make us better equipped to provide high-capacity communications services than traditional coaxial cable based networks using "tree and branch" architecture. Our Lehigh Valley, Pennsylvania hybrid fiber/coaxial cable


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



television system competes with an alternate service provider, Service Electric, which also holds a franchise for the relevant service area.

     Cable television systems generally operate pursuant to franchises granted on a non-exclusive basis, and the 1992 Act prohibits franchising authorities from unreasonably denying requests for additional franchises and permits franchising authorities to operate cable systems. Therefore, well-financed businesses from outside the cable industry, such as the public utilities that own certain of the conduits or poles which carry cable, may become competitors for franchises or providers of competing services. Telephone companies or others may also enter the video distribution market by becoming open video service operators as we have done in several markets, pursuant to Section 653 of the Communications Act. No local franchise is required for the provision of such service. See "Regulation of Video Services" below.

     CLECs and Other Competitors

     We also face, and expect to continue to face, competition from other potential competitors in certain of our geographic markets. Other CLECs, such as subsidiaries of AT&T and MCI/WorldCom, compete for local telephone services, although they have to date focused primarily on the market for commercial customers rather than residential customers. In addition, potential competitors capable of offering private line and special access services also include other smaller long distance carriers, cable television companies, electric utilities, microwave carriers, wireless telephone system operators and private networks built by large end-users, including Winstar, Dualstar and New Vision. However, we believe that, at least initially, we are relatively unique in our markets in offering bundled voice, video and data services primarily to customers in residential areas over our own advanced fiber optic network.

     Internet Services

     The Internet access market is extremely competitive and highly fragmented. No significant barriers to entry exist, and accordingly competition in this market is expected to intensify. Our current and prospective competitors include many large companies with substantially greater market presence and financial and other resources. We compete directly or indirectly with:

     o established online services, such as America Online, the Microsoft Network and Prodigy;

     o local, regional, and national ISPs such as PSINet, EarthLink, Mindspring and Rocky Mountain Internet;

     o the Internet services of national and international telecommunications companies, such as AT&T, GTE, MCI/WorldCom and Cable & Wireless;

     o    Internet access offered by RBOCs such as Bell Atlantic; and

     o online services offered by incumbent cable providers, such as At Home and Roadrunner.

     Bell Atlantic has recently asked the FCC to authorize it to build a regional high-speed network, which would serve as an Internet backbone, and to exempt this network from pricing and other regulatory restrictions. The network would span the states from Maine to Virginia. The acquisition of Internet access competition is likely to increase as large diversified telecommunications and media companies acquire ISPs and as ISPs consolidate into larger, more competitive companies. For example, AT&T has completed the acquisition of TCI's cable television networks, which gives it a significant ownership interest in At Home, an ISP. Diversified competitors may bundle other services and products with Internet connectivity services, potentially placing us at a competitive disadvantage. In addition, competitors may create downward pressure on the pricing of and margins from Internet access services. Competition could also impact our ability to participate in transit agreements and peering arrangements, which could in turn adversely effect the speed of service that we can provide to our customers.


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


     Other new technologies may become competitive with our services. A provider of Limited Multi Distribution Systems ("LMDS") recently began offering wireless Internet and video programming services in New York City and has announced plans to offer telephone service in the future. Advances in communications technology as well as changes in the marketplace and the regulatory and legislative environment are constantly occurring. In addition, a continuing trend toward business combinations and alliances in the telecommunications industry may also create significant new competitors. We cannot predict whether competition from developing and future technologies or from future competitors will have a material impact on our operations or financial condition.

Regulation

     Our telephone and video programming transmission services are subject to federal, state and local government regulation. The 1996 Act introduced widespread changes in the regulation of the communications industry, including the local telephone, long distance telephone, data services, and television entertainment segments. The 1996 Act was intended to promote competition and decrease regulation of these segments of the industry. The law delegates to both the FCC and the states broad regulatory and administrative authority to implement the 1996 Act.

     Telecommunications Act of 1996

     The 1996 Act eliminates many of the pre-existing legal barriers to competition in the telephone and video programming communications businesses. The Act also preempts many of the state barriers to local telephone service competition that previously existed in state and local laws and regulations and sets basic standards for relationships between telecommunications providers.

     The 1996 Act removes barriers to entry in the local exchange telephone market by preempting state and local laws that restrict competition and by requiring LECs to provide nondiscriminatory access and interconnection to potential competitors, such as cable operators, wireless telecommunications providers, and long distance companies. In addition, the 1996 Act provides relief from the earnings restrictions and price controls that have governed the local telephone business for many years. The 1996 Act will also, once certain thresholds are met, allow incumbent RBOCs to enter the long distance market within their own local service regions.

     Regulations promulgated by the FCC under the 1996 Act require LECs to open their telephone networks to competition by providing competitors interconnection, access to unbundled network elements and retail services at wholesale rates. As a result of these changes, companies such as ours are now able to interconnect with the incumbent LECs in order to provide local exchange services. Numerous parties appealed certain aspects of these regulations, and implementation of several provisions of the rules was delayed while the courts considered these appeals. On January 25, 1999, the Supreme Court issued an opinion confirming the FCC's authority to issue regulations implementing the pricing and other provisions of the 1996 Act and reinstating most of the challenged rules. However, the Supreme Court vacated a key FCC rule identifying the network elements that incumbent LECs are required to unbundle. This decision will likely require the FCC to conduct additional proceedings to determine new unbundling standards. The outcome of such proceedings cannot be predicted. Also, while the Supreme Court confirmed that the FCC has authority to issue rules implementing the 1996 Act, particular rules still may be challenged in future court proceedings. Future regulatory proceedings and court appeals may create delay and uncertainty in effectuating the interconnection and local competition provisions of the 1996 Act. While the courts were reviewing the FCC rules, we had entered into interconnection agreements with Bell Atlantic covering all of our target market area that are generally consistent with the FCC guidelines. Those agreements remain in effect, although some are subject to termination on or after July 1, 1999. We cannot assure you, however, that we will be able to obtain or enforce future interconnection agreements, or obtain renewal of existing agreements, on acceptable terms.

     The 1996 Act establishes certain conditions before RBOCs are allowed to offer interLATA long distance service to customers within their local service regions. These conditions include 14 "checklist" requirements designed to open the RBOC networks to competitors. To date, no RBOC has received FCC authorization to provide in-region long distance service, but it is likely that several RBOCs will seek authorization in 1999. Bell Atlantic is likely to seek authorization for New York and possibly other states in its region. If an RBOC is authorized to provide in-region long distance service in one or more states, the RBOC may be able to offer "one-stop shopping" services that compete with our service offerings. See "Business-Competition". In addition, the RBOC will lose the incentive it now has to rapidly implement the interconnection provisions of the 1996 Act in order to obtain in-region authority, although the RBOC will still be subject to a legal obligation to comply with those provisions.

     The 1996 Act also makes far-reaching changes in the regulation of video programming transmission services. These include changes to the regulations applicable to video operators, the elimination of restrictions on telephone company entry into the video business, and the establishment of a new OVS regulatory structure for telephone companies and others. Under the 1996 Act and implementing rules adopted by the FCC, local telephone companies, including both incumbent LECs such as Bell Atlantic, and CLECs such as RCN, may provide service as traditional cable television operators subject to municipal cable television franchises, or they may choose to provide their programming over non-franchised open video systems subject to certain conditions. The ability to provide OVS service without having obtained a local franchise, however, has been called into question by a recent decision. See "Regulation of Video Services" below. The conditions include making available a portion of their channel capacity for use by unaffiliated program distributors and satisfying certain other requirements, including providing capacity for public, educational and government channels, and paying a gross receipts fee equal to the franchise fee paid by the incumbent cable television operator. We are one of the first CLECs to provide television programming over an advanced fiber optic network under the OVS regulations implemented by the FCC under the 1996 Act. As discussed below, we are currently providing OVS service in the City of Boston, in the City of New York and in a number of communities surrounding Boston. We are also negotiating, in the District of Columbia, similar agreements in Northern New Jersey, Philadelphia and surrounding communities, and San Francisco and surrounding communities. Starpower is negotiating similar OVS agreements and local franchises in communities surrounding Washington D.C.

     Regulation of Voice Services

     Our voice business is subject to regulation by the FCC at the federal level for interstate telephone services (i.e., those that originate in one state and terminate in a different state). State regulatory commissions have jurisdiction over intrastate communications (i.e., those that originate and terminate in the same state).

     State Regulation of Intrastate Local and Long Distance Telephone Services. Our intrastate telephone services are regulated by the public service commissions or comparable agencies of the various states in which we offer these services. Our subsidiaries or affiliates have received authority to offer intrastate telephone services, including local exchange service, in California, Delaware, the District of Columbia, Maryland, Massachusetts, Nevada, New Jersey, New York, Pennsylvania, Rhode Island, Vermont and Virginia. We have applied for authority to offer these services in Arizona, Connecticut, Maine and New Hampshire. Starpower has separately obtained similar authority in Maryland, Virginia and the District of Columbia. Our resale and interconnection agreements have been approved, pursuant to Section 252 of the Communications Act, by state regulatory commissions in Arizona, Delaware, the District of Columbia, Maine, Maryland, Massachusetts, New York, New Jersey, New Hampshire, Pennsylvania, Rhode Island, Vermont and Virginia.

     RCN Long Distance Company is authorized to offer intrastate long distance services in 48 states nationwide. RCN Long Distance Company is permitted to resell intrastate long distance services both to other carriers, including our local operating subsidiaries and Starpower for resale to their end user subscribers, and to our own end user customers.

     FCC Regulation of Interstate and International Telephone Services. Through several of our subsidiaries, including RCN Long Distance Company, we may provide domestic interstate telephone services nationwide under


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


tariffs on file at the FCC. We have been authorized by the FCC under Section 214 of the 1996 Act to offer worldwide international services as well.

     Local Regulation of Telephone Services. Municipalities also regulate limited aspects of our voice business by, for example, imposing various zoning requirements. In some instances, they require telecommunications licenses, franchise agreements and/or installation permits for access to local streets and rights-of-way. In New York City, for example, we will be required to obtain a telephone franchise in order to provide voice services using our advanced fiber optic network facilities located in the streets of New York City, although services may be provided over certain leased or resold facilities while we wait to receive a franchise.

     Regulation of Video Services

     Open Video Systems. At various times between February 1997 and July 1998, our subsidiaries and affiliates have been certified by the FCC to operate OVS networks in New York City, Boston, Washington, Philadelphia and San Francisco, and communities surrounding each of these cities, and in the Northern New Jersey area. Initiation of OVS services is subject to completion of an open enrollment period for non-affiliated video programmers to seek capacity on the systems and after negotiation of certain agreements with local governments. The initial open enrollment period for each of these systems has expired, except for the Northern New Jersey system, where the open enrollment period has not yet begun. We executed an agreement with the City of Boston on June 2, 1997, and initiated OVS service in the City on that day. Under our agreement with the City of Boston, we will be required to pay a fee to the City equal to 5% of video revenues. We have entered into similar OVS agreements or are in the process of negotiating agreements with certain other Boston-area municipalities, either to offer OVS services or franchised cable television services. We entered into an agreement with the City of New York on December 29, 1997 and have initiated OVS service in the Borough of Manhattan. RCN also provides video distribution service in Manhattan and a portion of the Bronx using microwave facilities and antennas located at multiple dwelling units. On July 10, 1998, we supplemented our agreement with the City of New York to include all five boroughs. On October 26, 1998, Starpower entered into an agreement with the District of Columbia and initiated OVS service in the District in the last quarter of 1998. Starpower has entered into similar agreements or is in the process of negotiating agreements with numerous suburban communities near Washington, D.C., to offer either OVS services or franchised cable television services.

     In areas where we offer video programming services as an OVS operator, we are required to make any "open capacity" on the system available to unaffiliated video program providers ("VPPs"). The commission's rules permit us to retain up to one-third of system capacity for our own (or our affiliates') use. Under the OVS regulations, during initial open enrollment period we must offer at least two-thirds of our capacity to unaffiliated parties, if demand for such capacity exists during the open enrollment period. In certain areas, at the request of local officials, we are in discussions to explore the feasibility of obtaining a cable franchise instead of an OVS agreement. We will consider providing RCN video service under franchise agreements rather than OVS certification, if franchise agreements are preferred by the local authorities and can be obtained on acceptable terms and conditions. We will consider the relative benefits of OVS certification versus local franchise agreements, including the possible imposition build-out requirements, before making any decisions.

     The U.S. Court of Appeals for the Fifth Circuit has recently released a decision approving some portions of the FCC's OVS rules but striking down other portions. Although a number of the Court's rulings are favorable to OVS operators, others could have an adverse impact on our OVS operations and planning. The Court's most significant decision was to strike down the FCC's rule preempting local authority to franchise OVS operators. The FCC's rules had set forth a relatively simple procedure at the FCC for rapid certification of each OVS system on a regional basis and permitted local authorities to regulate OVS only as to rights-of-way administration and in other minor respects. One of the principal advantages of OVS as structured by Congress and by the FCC was to eliminate the time, expense, and uncertainty generally required to secure a local franchise. The Court's action allowing local governments to require area-by-area franchising may significantly reduce the advantage of OVS operation as compared with traditional franchising and delay achieving agreements with local governments. We believe the


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


Court's decision is erroneous in its application of law and have sought reconsideration by the full court. The FCC, which is the respondent before the Fifth Circuit, has also sought reconsideration. In the event the court denies reconsideration, it is not clear how the FCC will modify its OVS policy and rules to take account of the Court's specific rulings. The U.S. Courts of Appeal do not routinely grant requests to reconsider their rulings and when they do a significant period of time is generally required for the consideration of such requests. However, in many instances RCN, at the insistence of local authorities, has been negotiating franchise agreements and agreeing to provisions in OVS right-of-way agreements which to some extent erode the differences between the two modes of operation. Accordingly, while the ruling is disadvantageous to us, we expect to continue to expand our video service offerings.

     The FCC's rules require OVS operators to make their facilities available to video program providers on a non-discriminatory basis, with certain exceptions. One exception is that competing in-region cable operators are not entitled to become video program providers on an OVS except in certain limited circumstances. The incumbent cable operator in Boston, Cablevision of Boston, Inc., sought an order from the FCC compelling us to provide it with certain data on our Boston OVS system and declaring Cablevision an eligible video programming provider on our system. The FCC's Cable Services Bureau denied its request and that denial has become final. Time Warner Cable Co., which operates franchised cable systems in many suburban Boston communities included within our OVS certification, also sought an order compelling us to release certain OVS system data and to declare it eligible for carriage on our system. Unlike Cablevision, Time Warner is not competing with any RCN-provided OVS service and restricted its request to communities where it is not the franchised cable operator. Time Warner also petitioned the FCC to impose fines or cancel our OVS authority. The Cable Services Bureau partially granted the data request and partially denied it but found too little evidence to justify further exploration of our good faith in acquiring OVS authority. We have sought partial reconsideration of the Bureau's order, which is currently pending. Time Warner filed a similar complaint against us in New York City where we compete with it for video distribution business in Manhattan. Time Warner asked for system data concerning parts of New York City in which it does not hold a franchise for cable service. The FCC's Cable Services Bureau partially granted Time Warner's complaint, and partially denied it, relying on its prior decision in the Time Warner complaint in the Boston area. We have sought partial reconsideration of that decision and Time Warner has asked the full commission to review that portion of the Cable Bureau's decision which denied certain of Time Warner's data requests.

     Two additional cable company complaints have been filed against Starpower, seeking data and a determination of eligibility for carriage on the metropolitan Washington OVS system. As in the prior complaints, they challenge our status as an OVS operator and seek to revoke our OVS authority. These complaints were filed by Media General Cable of Fairfax, Inc., which operates franchised cable service within the projected service area of Starpower's OVS system, and Media General Cable of Fredericksburg, Inc. which is an affiliate of Media General Cable of Fairfax, Inc. and operates a cable system beyond Starpower's service area. Both claimed to be seeking system data for areas in which they do not provide franchised service. Starpower declined to provide system data to Media General of Fairfax on the ground that, as an in-region competitive cable company, it was not entitled to the data or to be carried on the system. The request of Media General of Fredericksburg was denied on the ground that, as an affiliate of Media General of Fairfax, it was not entitled under FCC rules to the requested data or to be carried on the system. Starpower responded to both Media General Complaints on December 14, 1998. Media General has also sought to initiate discovery against Starpower. The Cable Services Bureau has not yet acted on the Media General complaints.

     Cable industry representatives have opposed or commented adversely on two other RCN OVS initiatives. In respect to our application for OVS authority in the San Francisco area, the California Cable Television Association filed an opposition, alleging that we were misusing the OVS rules to compete unfairly against franchised cable operators. The Pennsylvania Cable & Telecommunications Association filed comments on our OVS application for OVS authority in the Philadelphia region, making similar allegations but not formally opposing the application. The Cable Services Bureau granted both of our applications, indicating that our applications were consistent with the rules and that the opposing parties had not provided sufficient evidence to justify initiating any regulatory


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


action against us. There is language in each of these Cable Bureau determinations involving our implementation of the OVS concept which leave open the possibility for adverse parties to challenge our status as an OVS operator. We believe that we are operating in strict conformity with all applicable provisions of the law and will continue to defend our OVS roll-outs against what we believe are anti-competitive requests for data or carriage by competing in-region cable operators. However, we cannot assure you that the FCC will resolve the pending OVS complaints in our favor. If the FCC were to grant any such complaints and as a result we were obliged to share system data with our local competitors, we would be forced to reassess the desirability of continuing to operate in certain markets as an OVS operator as compared with seeking traditional cable franchises. We do not believe that abandoning our OVS certifications under such circumstances would materially adversely affect our video distribution activities.

     As in the case of traditional franchised cable systems, OVS operators must in virtually all locations have access to public rights-of-way for their distribution plant. In a number of jurisdictions local authorities have attempted to impose rights-of-way fees on us which we believe are in violation of federal law. A number of FCC and judicial decisions have addressed the issues posed by the imposition of rights-of-way fees on CLECs and on video distributors. To date the state of the law is uncertain and may remain so for some time. The obligation to pay local rights-of-way fees which are excessive or discriminatory could have adverse effects on our business activities. The incumbent cable operator in Boston, MA, Cablevision of Boston, Inc., recently filed suit in U.S. District Court in Boston against the City of Boston, RCN-BECOCOM, RCN, BECOCOM and others, alleging that the City had followed a discriminatory policy in administering access to public rights-of-way for the installation and use of underground conduit and that the private defendants had participated in an effort to unlawfully construct and use underground conduit. Cablevision claimed that the defendants were in violation of the 1996 Act and Massachusetts state law, and sought a preliminary injunction. RCN and the other defendants denied participating in any unlawful activity. The Court has denied the preliminary injunction and issued a written memorandum of decision expressing some doubts about the underlying merits of Cablevision's claims. Cablevision filed an appeal of the District Court's ruling with the First Circuit Court of Appeals on February 26, 1999. On March 15, 1999 the district judge stayed the litigation pending the outcome of Cablevision's appeal. We cannot assure you that Cablevision will not further pursue the litigation nor that if it does so the outcome will be favorable to RCN. Oral argument on the appeal will be scheduled for June 1999. Cablevision has filed an amended complaint in the District Court, but the District Court has stayed that proceeding until the First Circuit Court rules on the appeal. We cannot assure you that Cablevision will not further pursue the litigation nor that if it does so the outcome will be favorable to us.

     Access issues have also arisen in a proceeding before the Massachusetts Department of Telecommunications and Energy (the "MDTE"). In 1997, the MDTE opened an investigation into Boston Edison Company's compliance with a MDTE order in 1993 that permitted Boston Edison to invest up to $45 million in its unregulated subsidiary Boston Edison Technology Group for three limited purposes. RCN-BECOCOM intervened in the current proceeding, as did Cablevision Systems Corporation and the New England Cable Television Association, Inc., along with others. Hearings began in December 1998 and are still proceeding. The intervenors, Cablevision in particular, have advocated that if the MDTE finds that Boston Edison's investment in RCN-BECOCOM violated the 1993 Order, then Boston Edison should be forced to divest itself of its interest in RCN-BECOCOM, that RCN- BECOCOM should be subject to the same terms and conditions as other cable television providers who seek to attach their facilities to Boston Edison facilities, and that installed RCN-BECOCOM cables and fiber-optic facilities should be relocated. Boston Edison is vigorously defending the propriety of its compliance with the MDTE's 1993 Order, and its investment in RCN-BECOCOM. We cannot assure you that the MDTE will not determine that Boston Edison violated the MDTE's 1993 Order nor can we assure you as to the nature of any remedy that the MDTE may determine to be appropriate including those proposed remedies which are equitable in nature. We are participating in the proceeding and plan to take such action as we deem appropriate to protect our rights.

     Prior to our certification as an OVS provider, we offered limited video programming services using the Video DialTone Transport ("VDT") services offered by MFS/WorldCom in Manhattan and the City of Boston. In February 1997, the FCC held that MFS/WorldCom's facilities did not qualify as video dialtone facilities entitled to


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


an extension of time to comply with the newly adopted OVS rules. Nonetheless, the FCC did not direct MFS/WorldCom and RCN to cease video programming distribution operations over the MFS/WorldCom platform. One of the incumbent cable television companies in New York City has filed a complaint with the New York Public Service Commission challenging the former, pre-OVS, operations of RCN and WorldCom under the VDT framework, which remains pending before that commission.

     Wireless Video Services. Our 18 GHz wireless video services in New York City are distributed using microwave facilities provided by Bartholdi Cable under temporary authorizations issued to Bartholdi Cable by the FCC. Bartholdi Cable has agreed to provide us with transmission services until we have either converted the wireless video subscribers to our advanced fiber optic network facilities or have obtained FCC authority to provide services under our own wireless radio licenses. In addition, Bartholdi Cable has agreed to transfer to us the transmission equipment on demand. Bartholdi Cable's obligation to provide transmission services is subject to Bartholdi Cable having licenses from the FCC to provide these services. The qualifications of Bartholdi Cable to hold certain of the licenses needed to provide transmission services to us are at issue in an FCC proceeding in which an initial decision was released on March 6, 1998. In the initial decision, the Administrative Law Judge found Bartholdi Cable unqualified with respect to 15 such licenses. The Administrative Law Judge declared that the initial decision would become effective 50 days after its release unless Bartholdi Cable filed exceptions to the initial decision within 30 days of its release or the FCC elected to review the case on its own motion. Bartholdi Cable filed exceptions to the initial decision on April 7, 1998. Because of the uncertainty as to Bartholdi Cable's right in the future to offer transmission services to us, we filed our own license applications at the FCC for all of the microwave transmission paths which are currently being used by Bartholdi Cable to provide us with transmission services. In light of the increased uncertainties resulting from the initial decision in the FCC proceeding, we expect now actively to pursue our license applications. While we expect to receive authorizations to transmit over these microwave paths, we cannot assure you that we will be able to offer wireless video services under our own FCC licenses or that the FCC's investigation will be resolved favorably. Our failure to obtain these licenses or resolve these proceedings would materially adversely affect our wireless video operations in New York City.

     We cannot assure you that we will be able to obtain or retain all necessary authorizations needed to construct advanced fiber optic network facilities, to convert our wireless video subscribers to an advanced fiber optic network or to offer wireless video services under our own FCC licenses.

     Hybrid Fiber/Coaxial Cable. Our hybrid fiber/coaxial cable systems are subject to regulation under the 1992 Act. The 1992 Act regulate rates for cable services in communities that are not subject to "effective competition," certain programming requirements, and broadcast signal carriage requirements that allow local commercial television broadcast stations to require a cable system to carry the station. Local commercial television broadcast stations may elect once every three years to require a cable system to carry the station ("must-carry"), subject to certain exceptions, or to withhold consent and negotiate the terms of carriage ("retransmission consent"). A cable system generally is required to devote up to one-third of its activated channel capacity for the carriage of local commercial television stations whether under the mandatory carriage or retransmission consent requirements of the 1992 Act. Local non-commercial television stations are also given mandatory carriage rights. The FCC recently issued rules establishing standards for digital television ("DTV"). The FCC's rules require television stations to simulcast their existing television signals ("NTSC") and DTV signals for a period of years. During this simulcast period, it is unclear whether must-carry rules will apply to DTV signals. The FCC has initiated a rule making proceeding seeking comment on the carriage of broadcast DTV signals by cable and OVS operators during the transitional period to full digital broadcasting. The FCC's proceeding addresses the need for the digital systems to be compatible, seeks comment on possible changes to the mandatory carriage rules, and explores the impact carriage of DTV signals may have on other FCC rules. The cable industry has generally opposed many of the FCC's proposals, on the grounds that they constitute excessively burdensome obligations on the industry. The Communications Act permits franchising authorities to require cable operators to set aside certain channels for public, educational and governmental access programming. Cable systems with 36 or more channels must designate a portion of their channel capacity for commercial leased access by third parties to provide programming that may compete with services offered by the cable operator.


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


     On September 8, 1997, we were notified by the FCC that it had ruled that certain of our upper levels of service for our New Jersey systems were regulated levels of service and that our rates for these levels of service exceeded the rates allowed by the FCC rate regulation rules. Since that time, RCN and the FCC have negotiated a settlement under which the FCC finds that our upper levels of service for our New Jersey and certain New York systems are "New Product Tiers". Our rates for 1997 and prior years for those systems are approved, except that we will give a $5.00 per subscriber refund to all subscribers in our New Jersey systems and a refund of $3.30 per subscriber in certain of our New York systems. The settlement has been subject to public comment and is now awaiting final approval by the FCC. We do not believe that the ultimate resolution of this matter, whether the settlement is finally approved or not, will have a material impact on our results of operations or financial condition.

     Because a cable communications system uses local streets and rights-of-way, such cable systems are generally subject to state and local regulation, typically imposed through the franchising process. The terms and conditions of state or local government franchises vary materially from jurisdiction to jurisdiction. Generally, they contain provisions governing cable service rates, franchise fees, franchise term, system construction and maintenance obligations, customer service standards, franchise renewal, sale or transfer of the franchise, territory of the franchisee and use and occupancy of public streets and types of cable services provided. Local franchising authorities may award one or more franchises within their jurisdictions and prohibit non-grandfathered cable systems from operating without a franchise. The Communications Act also provides that in granting or renewing franchises, local authorities may establish requirements for cable-related facilities and equipment, but not for video programming or information services other than in broad categories. The Communications Act limits franchise fees to 5% of revenues derived from cable operations and permits the cable operator to seek modification of franchise requirements through the franchise authority or by judicial action if changed circumstances warrant.

     Our ability to provide franchised cable television services depends largely on our ability to obtain and renew our franchise agreements from local government authorities on generally acceptable terms. We currently have 91 franchise agreements relating to the hybrid fiber/coaxial cable systems in New York (outside New York City), New Jersey and Pennsylvania. These franchises typically contain many conditions, such as time limitations on commencement and completion of construction, conditions of service, including the number of channels, the provision of free service to schools and certain other public institutions, and the maintenance of insurance and indemnity bonds. These franchises provide for the payment of fees to the issuing authorities and generally range from 3% to 5% of revenues. The duration of these outstanding franchises presently varies up to the year 2011. To date, all of our cable franchises have been renewed or extended, generally at or before their stated expirations and on acceptable terms. Approximately 39 of our hybrid fiber/coaxial cable systems' franchises are due for renewal within the next three years. We cannot assure you that we will be able to renew our franchises on acceptable terms. No single franchise accounts for more than 4% of our total revenue. Our five largest franchises account for approximately 11% of our total revenue.

     The hybrid fiber/coaxial cable systems are also subject to certain service quality standards and other obligations imposed by the FCC and, where effective competition has not been demonstrated to exist, to rate regulation by the FCC as well. Our cable television system in Pennsylvania has been operating in a competitive cable environment for almost 30 years, with approximately 80% of the homes passed having access to an alternate cable operator, Service Electric Cable TV. As a result, our Pennsylvania cable system is exempt from many FCC cable television regulations, including rate regulation. Our other cable television systems in New York State and New Jersey currently remain subject to FCC rate regulation. As required by the 1996 Act, however, all cable programming services will be deregulated if effective competition is shown to exist in the franchise area, or by March 31, 1999, whichever date is sooner. There has been widespread discussion in Congress about possible legislation to keep cable rate regulation in effect longer. We cannot assure you that such legislation will not be adopted. We anticipate that the remaining provisions of the 1992 Act that do not relate to rate regulation, including provisions relating to retransmission consent and customer service standards, will remain in place and may reduce the future operating margins of our hybrid fiber/coaxial cable television businesses as video programming competition develops in our cable television service markets.


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


     The FCC is required to regulate the rates, terms and conditions imposed by public utilities for cable systems' use of utility pole and conduit space unless state authorities can demonstrate that they adequately regulate pole attachment rates. In the absence of state regulation, the FCC administers pole attachment rates on a formula basis. In some cases, utility companies have increased pole attachment fees for cable systems that have installed fiber optic cables and that are using these cables for the distribution of non-video services. The FCC concluded that, in the absence of state regulation, it can determine whether utility companies have justified their demand for additional rental fees and that the Communications Act does not permit disparate rates based on the type of service provided over the equipment attached to the utility's pole. The 1996 Act and the FCC's implementing regulations modify the current pole attachment provisions of the Communications Act. It immediately permits certain providers of telecommunications services to rely upon the protections of the current law and require that utilities provide cable systems and telecommunications carriers with nondiscriminatory access to any pole, conduit or right-of-way, controlled by the utility. The FCC has recently adopted new regulations to govern the charges for pole attachments used by companies providing telecommunications services, including cable operators. These new pole attachment rate regulations will become effective five years after enactment of the 1996 Act, and any increase in attachment rates resulting from the FCC's new regulations will be phased in equal annual increments over a period of five years beginning on the effective date of the new FCC regulations. The ultimate outcome of these rulemakings and the ultimate impact of any revised FCC rate formula or of any new pole attachment rate regulations on us or our businesses cannot be determined at this time.

     The 1992 Act, the 1996 Act and FCC regulations preclude any cable operator or satellite video programmer affiliated with a cable company, or with a common carrier providing video programming directly to its subscribers, from favoring an affiliated company over competitors. These programmers are required to sell their programming to other multichannel video distributors. These provisions limit the ability of program suppliers affiliated with cable companies or with common carriers providing satellite delivered video programming directly to their subscribers to offer exclusive programming arrangements to their affiliates. Except in limited circumstances, however, these statutory and regulatory limitations do not apply to programming which is distributed other than by satellite. We are experiencing difficulty in securing access to certain local sports programming in the New York City market, which we consider important to successful competition in that market. The Communications Act also includes provisions concerning horizontal and vertical ownership of cable systems, customer service, subscriber privacy, marketing practices, equal employment opportunity, obscene or indecent programming, regulation of technical standards and equipment compatibility.

     In addition to the FCC regulations previously discussed, there are other FCC regulations covering areas such as:

     o    equal employment opportunity;

     o    syndicated program exclusivity;

     o    network program non-duplication;

     o    registration of cable systems;

     o    maintenance of various records and public inspection files;

     o    microwave frequency usage;

     o    lockbox availability;

     o    sponsorship identification;

     o    antenna structure notification;


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


     o    tower marking and lighting;

     o    carriage of local sports broadcast programming;

     o    application of rules governing political broadcasts;

     o limitations on advertising contained in non-broadcast children's programming;

     o    consumer protection and customer service;

     o ownership and access to cable home wiring and home wiring in multiple dwelling units;

     o    indecent programming;

     o    programmer access to cable systems;

     o    programming agreements;

     o    technical standards; and

     o    consumer electronics equipment compatibility and closed captioning.

     The FCC has the authority to enforce its regulations through imposing substantial fines, issuing cease and desist orders and/or imposing other administrative sanctions, such as revoking FCC licenses needed to operate certain transmission facilities often used in connection with cable operations. We have difficulty gaining access to the video distribution wiring in certain multiple dwelling units in the City of Boston in which Cablevision is the incumbent provider of video services. In some buildings the management will not permit us to install our own distribution wiring and Cablevision has not been willing to permit us to use the existing wiring on some equitable basis when we wish to initiate service to an individual unit previously served by Cablevision. We have sought a ruling from the FCC's Cable Services Bureau that existing FCC inside wiring rules require Cablevision to cooperate with us to make such wiring available to it. The matter is currently pending before the FCC's Cable Services Bureau staff.

     Other bills and administrative proposals pertaining to cable television have previously been introduced in Congress or considered by other governmental bodies over the past several years. There will likely be legislative proposals in the future by Congress and other governmental bodies relating to the regulation of communications services.

     Cable television systems are subject to federal compulsory copyright licensing covering the retransmission of television and radio broadcast signals. In exchange for filing certain reports and contributing a percentage of their basic revenues to a federal copyright royalty pool, cable operators can obtain blanket licenses to retransmit the copyrighted material on broadcast signals.

     Other Regulatory Issues

     The data services business, including Internet access, is largely unregulated at this time apart from federal, state, and local laws and regulations applicable to businesses in general. However, we cannot assure you that this business will not become subject to regulatory restraints. Some federal, state, local and foreign governmental organizations are considering a number of legislative and regulatory proposals with respect to Internet user privacy, infringement, pricing, quality of products and services and intellectual property ownership. We are also unsure how existing laws will be applied to the Internet in areas such as property ownership, copyright, trademark, trade secret, obscenity and defamation. Additionally, some jurisdictions have sought to impose taxes and other burdens


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


on providers of data services, and to regulate content provided via the Internet and other information services. We expect that proposals of this nature will continue to be debated in Congress and state legislatures in the future. In addition, although the FCC has on several occasions rejected proposals to impose additional costs on providers of Internet access service and other data services for the use of local exchange telephone network facilities for access to their customers, the FCC or Congress may consider similar proposals in the future. The adoption of new laws or the adaptation of existing laws to the Internet may decrease the growth in the use of the Internet, which could in turn have a material adverse effect on our Internet business.

     We have interconnection agreements with Bell Atlantic and other incumbent local exchange carriers ("ILECs") that entitle us to collect reciprocal compensation payments from them for local telephone calls that terminate on our facilities. We make similar payments for outbound local calls we deliver to the incumbent local exchange carriers. However, ILECs around the country have been contesting whether the obligation to pay reciprocal compensation to CLECs should apply to local telephone calls from an ILEC's customers to Internet service providers served by CLECs. The ILECs claim that this traffic is interstate in nature and therefore should be exempt from compensation arrangements applicable to local, intrastate calls. CLECs have contended that the interconnection agreements provide no exception for local calls to Internet service providers and reciprocal compensation is therefore applicable. Currently, over 25 state commissions and several federal and state courts have ruled that reciprocal compensation arrangements do apply to calls to Internet service providers, and no jurisdiction has ruled to the contrary. In the regions we are focusing on, the California, Massachusetts, New York, Pennsylvania, Maryland and Virginia public utility commissions have issued such orders. Certain of these are subject to appeal. Additional disputes over the appropriate treatment of ISP traffic are pending in other states. On February 26, 1999, the FCC released a Declaratory Ruling determining that ISP traffic is interstate for jurisdictional purposes, but that its current rules neither require nor prohibit the payment of reciprocal compensation for such calls. In the absence of a federal rule, the FCC determined that state commissions have authority to interpret and enforce the reciprocal compensation provisions of existing interconnection agreements, and to determine the appropriate treatment of ISP traffic in arbitrating new agreements. The FCC also requested comment on alternative federal rules to govern compensation for such calls in the future. In response to the FCC ruling, some RBOCs have asked state commissions to reopen previous decisions requiring the payment of reciprocal compensation on ISP calls. We are opposing such efforts in Maryland, Massachusetts, and New York. We anticipate that Internet service providers will be among our target customers, and adverse decisions in state proceedings could limit our ability to service this group of customers profitably.

     In order to develop our networks, we must obtain local franchises and other permits, as well as building access agreements and rights to use underground conduit and pole space, private easements and other rights-of-way and fiber capacity from entities such as incumbent local exchange carriers and other utilities, railroads, long distance companies, state highway authorities, local governments and transit authorities. We cannot assure you that we will be able to maintain our existing franchises, permits and rights or to obtain and maintain the other franchises, permits, building access agreements and rights needed to implement our business plan on acceptable terms. Although we do not believe that any of the existing arrangements will be canceled or will not be renewed as needed in the near future, certain cancellation or non-renewal of these arrangements could materially adversely affect our business. In addition, our failure to enter into and maintain any such required arrangements for a particular network, including a network which is already under development, may affect our ability to acquire or develop that network.

     We have summarized present and proposed federal, state, and local regulations and legislation affecting the telephone, video programming and data service industries. This summary is not complete. Other existing federal regulations, copyright licensing, and, in many jurisdictions, state and local franchise requirements, are currently the subject of judicial proceedings, legislative hearings and administrative proposals which could change, in varying degrees, the operations of communications companies. The ultimate outcome of these proceedings, and the ultimate impact of the 1996 Act or any final regulations adopted under the new law on us or our businesses cannot be determined at this time.

Employees

     As of December 31, 1998, we had approximately 2,150 full-time employees including joint ventures, general office and administrative personnel and approximately 200 part-time employees. We have a collective bargaining agreement that covers approximately 70 employees, which is valid through January 14, 2001. We consider relations with our employees to be good.

Legal Proceedings

     In the normal course of business, there are various legal proceedings outstanding, including both commercial and regulatory litigation. In the opinion of management, these proceedings will not have a material adverse effect on our results of operations or financial condition. For a description of certain proceedings affecting certain of our affiliates, see "Regulation - Regulation of Video Services."

                         DESCRIPTION OF CAPITAL STOCK

     The following description of our capital stock is based upon our certificate of incorporation ("Certificate of Incorporation"), our bylaws ("Bylaws") and applicable provisions of law. We have summarized certain portions of the Certificate of Incorporation and Bylaws below. The summary is not complete. The Certificate of Incorporation and Bylaws are incorporated by reference to the registration statement for these securities that we have filed with the SEC, and have been filed as exhibits to our 10-K for the year ended December 31, 1997. You should read the Certificate of Incorporation and Bylaws for the provisions that are important to you.

     Certain provisions of the Delaware General Corporation Law ("DGCL"), the Certificate of Incorporation and the Bylaws summarized in the following paragraphs may have an anti-takeover effect. This may delay, defer or prevent a tender offer or takeover attempt that a shareholder might consider in its best interests, including those attempts that might result in a premium over the market price for its shares.

Authorized Capital Stock

     Our Certificate of Incorporation authorizes us to issue 200 million shares of common stock, par value $1.00 per share, 400 million shares of Class B common stock, par value $1.00 per share, and 25 million shares of preferred stock par value $1.00 per share.

Common Stock

     Subject to the rights of the holders of any preferred stock which may be outstanding, each holder of common stock is entitled to receive any dividends our Board of Directors declares out of funds legally available to pay dividends. If we liquidate our business, holders of common stock are entitled to share equally in any distribution of our assets after we pay our liabilities and the liquidation preference of any outstanding preferred stock. Each holder of common stock is entitled to one vote per share, and is entitled to vote on all matters presented to a vote of shareholders, including the election of directors. Holders of common stock have no cumulative voting rights or preemptive rights to purchase or subscribe for any stock or other securities. In addition, there are no conversion rights or redemption or sinking fund provisions. On December 31, 1998, there were 64,290,493 shares of common stock issued and outstanding. The common stock is admitted for trading on the Nasdaq National Market.

     The Certificate of Incorporation contains no restrictions on the alienability of the common stock. Except as disclosed in the section entitled "Charter and Bylaw Provisions," below, there are no provision in the Certificate of Incorporation or Bylaws and or any agreement or plan involving RCN that would discriminate against any existing or prospective holder of common stock as a result of a holder owning a substantial amount of common stock.

Class B Stock

     The Class B common stock is virtually identical to the Common Stock except that:

     o    the Class B common stock is generally non-voting,

     o the common stock is convertible at the option of the holder into Class B common stock and

     o in certain mergers, distributions and other transactions in which the holders of common stock are entitled to receive equity interests of one or more corporations (including RCN), the equity interests distributed to holders of common stock and the Class B common stock may have rights and privileges that are substantially equivalent to the current rights and privileges of the common stock and the Class B common stock, respectively.

     As of January 28, 1999, there are no outstanding shares of Class B common stock and we do not have any current plan or intention to issue any Class B common stock.

Preferred Stock

     This prospectus describes certain general terms and provisions of our preferred stock. When we offer to sell a particular series of preferred stock, we will describe the specific terms of the securities in a supplement to this prospectus. The prospectus supplement will also indicate whether the general terms and provisions described in this prospectus apply to the particular series of preferred stock. The preferred stock will be issued under a certificate of designations relating to each series of preferred stock, and is also subject to our Certificate of Incorporation.

     We have summarized certain terms of the certificate of designations below. The summary is not complete. The certificate of designations will be filed with the SEC in connection with an offering of preferred stock.

     Under the Certificate of Incorporation, our Board of Directors has the authority to

     o    create one or more series of preferred stock,

     o issue shares of preferred stock in any series up to the maximum number of shares of preferred stock authorized, and

     o determine the preferences, rights, privileges and restrictions of any series.

     Our Board may issue authorized shares of preferred stock, as well as authorized but unissued shares of common stock, without further shareholder action, unless shareholder action is required by applicable law or by the rules of a stock exchange or quotation system on which any series of our stock may be listed or quoted.

     The prospectus supplement will describe the terms of any preferred stock being offered, including:

     o    the number of shares and designation or title of the shares;

     o    any liquidation preference per share;

     o    any date of maturity;

     o    any redemption, repayment or sinking fund provisions;

     o any dividend rate or rates and the dates of payment (or the method for determining the dividend rates or dates of payment);

     o    any voting rights;

     o if other than the currency of the United States, the currency or currencies including composite currencies in which the preferred stock is denominated and/or in which payments will or may be payable;

     o the method by which amounts in respect of the preferred stock may be calculated and any commodities, currencies or indices, or value, rate or price, relevant to such calculation;

     o whether the preferred stock is convertible or exchangeable and, if so, the securities or rights into which the preferred stock is convertible or exchangeable, and the terms and conditions of conversion or exchange;

     o the place or places where dividends and other payments on the preferred stock will be payable; and

     o any additional voting, dividend, liquidation, redemption and other rights, preferences, privileges, limitations and restrictions.

     All shares of preferred stock offered will be fully paid and non-assessable. Any shares of preferred stock that are issued will have priority over the common stock with respect to dividend or liquidation rights or both.

     Our Board of Directors could create and issue a series of preferred stock with rights, privileges or restrictions which effectively discriminates against an existing or prospective holder of preferred stock as a result of the holder beneficially owning or commencing a tender offer for a substantial amount of common stock. One of the effects of authorized but unissued and unreserved shares of capital stock may be to make it more difficult or discourage an attempt by a potential acquirer to obtain control of our company by means of a merger, tender offer, proxy contest or otherwise. This protects the continuity of our management. The issuance of these shares of capital stock may defer or prevent a change in control of our company without any further shareholder action.

     The transfer agent for each series of preferred stock will be described in the prospectus supplement.

Charter and Bylaw Provisions

     Classified Board of Directors; Removal of Directors. Our Board of Directors are divided into three classes. The term of office of the first class expires at the 2001 annual meeting, the term of office of the second class expires at the 1999 annual meeting, and the term of office of the third class expires at the 2000 annual meeting. At each annual meeting, beginning with the 1999 annual meeting, a class of directors will be elected to replace the class whose term has just expired. As a result, approximately one-third of the members of our Board of Directors will be elected each year and generally, each of the directors serves a staggered three-year term. Moreover, as the DGCL permits in the case of a corporation having a classified board, our directors may be removed only for cause.

     These provisions could prevent a shareholder or a group of shareholders having majority voting power from obtaining control of our Board of Directors until the second annual meeting following the date the shareholder obtains majority voting power. Accordingly, these provisions could have the effect of discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control of our company.

     Shareholder Action by Written Consent; Special Meetings. No action required or permitted to be taken at an annual or special meeting of shareholders may be taken without a meeting. No action may be taken by the written consent of shareholders instead of a meeting. Only our Board, our Chairman of the Board or our Chief Executive Officer may call a special meeting of shareholders. These provisions may make it more difficult for shareholders to take action opposed by our Board.

     Advance Notice Provisions. Shareholders seeking to nominate candidates to be elected as directors at an annual meeting or to bring business before an annual meeting must comply with an advanced written procedure. Only persons who are nominated by or at the direction of our Board, or by a shareholder who has given timely written notice to our Secretary before the meeting to elect directors, will be eligible as directors. At any shareholders' meeting the business to be conducted is limited to business brought before the meeting by or at the direction of the Board of Directors, or a shareholder who has given timely written notice to our Secretary of its intention to bring business before an annual meeting. A shareholder must give notice which is received at our principal executive offices in writing between 60 to 90 days before the meeting. If, however, we gave less than 70 days' notice or prior public disclosure of the meeting date, we must receive the shareholder's notice no later than the close of business on the 10th day following the day we gave the notice or public disclosure of the meeting date. A shareholder's notice must also contain certain information specified in the Bylaws. These provisions may preclude or deter some shareholders from bringing matters before, or making nominations for directors at, an annual meeting.

     Amendment of Certain Charter and Bylaw Provisions. Our Board may adopt, amend or repeal any provision of the Bylaws. Bylaw provisions may be adopted, amended or repealed by the affirmative vote of shareholders holding at least 66 2/3% of the total number of votes entitled to be cast in the election of directors.

     Any amendment, modification or repeal of the provisions of the Certificate of Incorporation relating to

     o    the election and removal of directors,

     o    the right to call special meetings,

     o    the prohibition on action by written consent,

     o    amendment of the Bylaws and

     o the limitation of liability and indemnification of officers and directors will require approval by the affirmative vote of shareholders holding at least 66 2/3% of the total number of votes entitled to vote in the election of directors.

Delaware Takeover Statute

     We are subject to Section 203 of the DGCL ("Section 203"). In general,
Section 203 prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested shareholder" for a period of three years following the date that the shareholder became an interested shareholder, unless:

     (a) before such date either the business combination or the transaction which resulted in the shareholder becoming an interested shareholder is approved by the board of directors of the corporation,

     (b) upon consummation of the transaction which resulted in the shareholder becoming an interested shareholder, the interested shareholder owns at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding for purposes of determining the number of shares outstanding, shares owned by

               (1)  persons who are both directors and officers and

               (2) employee stock plans in certain circumstances), or

     (c) on or after such date the business combination is approved by the board and authorized at an annual or special meeting of shareholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested shareholder.

     A "business combination" includes a merger, consolidation, asset sale, or other transaction resulting in a financial benefit to the interested shareholder. An "interested shareholder" is a person who, together with affiliates and associates, owns (or within three years, did own) 15% or more of the corporation's voting stock.

     The restrictions imposed by Section 203 will not apply to a corporation if, among other things:

     (a) the corporation's original certificate of incorporation contains a provision expressly electing not to be governed by Section 203 or

     (b) 12 months have passed after the corporation, by action of its shareholders holding a majority of the outstanding stock, adopts an amendment to its certificate of incorporation or bylaws expressly electing not to be governed by Section 203.

     The restrictions imposed by Section 203 will apply to us since we have not elected not to be governed by that section. Our Board of Directors approved of Level 3 becoming an interested shareholder and, consequently,
Section 203 would not apply to any business combination with Level 3.

Liability and Indemnification of Directors and Officers

     Certain provisions of the DGCL and the Certificate of Incorporation and the Bylaws relate to the limitation of liability and indemnification of our directors and officers. These various provisions are described below.

     Our Certificate of Incorporation provides that our directors are not personally liable to us or our shareholders for monetary damages for breach of their fiduciary duties as a director to the fullest extent permitted by the DGCL. Under the DGCL, directors would not be personally liable to us or our shareholders for monetary damages for breach of their fiduciary duties as a director, except for

     (a) any breach of the director's duty of loyalty to us or our shareholders,

     (b) acts or omissions not in good faith or involving intentional misconduct or a knowing violation of law,

     (c) any transaction from which the director derived improper personal benefit or

     (d) the unlawful payment of dividends or unlawful stock repurchases or redemptions.

     This exculpation provision may have the effect of reducing the likelihood of derivative litigation against directors and may discourage or deter shareholders or us from bringing a lawsuit against our directors for breach of their fiduciary duties as directors. However, the provision does not affect equitable remedies such as an injunction or rescission from being available.

     We will indemnify and hold harmless to the fullest extent permitted by the DGCL each person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or proceeding. These include civil, criminal, administrative or investigative proceedings, if that person is or was a director or officer of RCN or is or was serving at our request as a director or officer of another corporation, partnership, joint venture, trust or other enterprise. We will also pay the expenses incurred in connection with these proceedings before its final disposition to the fullest extent authorized by the DGCL. This right to indemnification is a contract right. By action of our Board of Directors, we provide indemnification to our employees and agents to the extent our Board determines to be appropriate and authorized by the DGCL.

     We purchase and maintains insurance on behalf of any person who is or was a director, officer, employee or agent of RCN, or is or was serving at our request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise against any liability asserted against him or her and incurred by him or her in any such capacity, or arising out of his or her status, whether or not we would have the power or the obligation to indemnify him or her against the liability under the Certificate of Incorporation.

                             SELLING SHAREHOLDERS

     The table below sets forth certain information with respect to the selling shareholders and their beneficial ownership of shares as of April 3, 1998. Except as specified in the table below, none of the selling shareholders or their affiliates hold any positions, or offices or had any other material relationships with RCN, or any of its predecessors or affiliates, during the past three years. RCN's authorized capital stock includes common stock, Class B stock and preferred stock. The economic rights of each class of RCN common equity are identical, but voting and conversion rights differ. Holders of common stock are entitled to one vote per share and holders of Class B stock are not entitled to vote. Shares of common stock are convertible into shares of Class B stock. See "Description of Capital Stock."


                                                                            Number of Shares of RCN Common Stock
                                                               ----------------------------------------------------------------
                                                               Owned prior                                        Percentage of
                                                                    to           Not Subject      Subject to       Outstanding
                          Name                                 the Offering       to Lockup         Lockup           Shares
                          ----                                 ------------      -----------      ----------      -------------
Geoffrey J. Schultz(1)                                              278,532          57,418         221,114            *
Marcia J. Misiorski(2)                                              267,610          55,166         212,455            *
Robert M. Glorioso(2)                                                 7,586           3,782           3,804            *
Patrick S. Harris                                                    15,170           7,566           7,604            *
Alan C. Marshall(3)(4) and Linda O. Marshall(4)                      15,170           7,566           7,604            *
Howard Salwen(2)                                                     18,962           9,456           9,506            *
Blaine H. Schultz Revocable Trust (Blaine H. Schultz,
    Trustee)                                                          7,586           3,782           3,804            *
Muriel T. Schultz Revocable Trust (Muriel T. Schultz,
  Trustee)                                                            7,586           3,782           3,804            *
Leonard J. Umina(2)                                                  56,888          28,372          28,516            *
Christopher W. Walsh(5)                                               7,586           3,782           3,804            *
The Flessas Family Trust                                             25,476          12,704          12,772            *
James W. Harshbarger                                                 19,418           9,684           9,734            *
Robert A. Lanford                                                    24,272          12,104          12,168            *
William F. Penney                                                    33,098          16,506          16,592            *
Howard C. Salwen(2)(4) and Sheryl R. Marshall(4)                     12,134           6,050           6,084            *
John A. Taverna                                                       5,240           2,612           2,628            *
Leonard J. Umina(2)                                                  64,474          32,154          32,320            *
Christopher Walsh(5)                                                 23,596          11,768          11,828            *


---------------
*    Less than 1% of outstanding shares.

(1) Was President of Ultranet prior to the Ultranet Merger and is presently a Senior Vice President of Engineering at RCN.

(2) Was a member of the Board of Directors of Ultranet prior to the Ultranet Merger.

(3) Director of Technology at Ultranet prior to the Ultranet Merger and presently a Director of Technology at RCN.

(4)  Joint Tenants With Right Of Survivorship.

(5)  Presently a Director of Engineering at RCN.

     Certain shares of RCN Common Stock owned by the selling shareholders are "RCN Shares Subject to Lockup" under the terms of the Indemnification and Noncompetition Agreement dated as of February 27, 1998, as amended, between certain shareholders of Ultranet and RCN and as such may not be sold, transferred or otherwise disposed of prior to February 27, 1999, in accordance with the provisions of the Indemnification and Noncompetition Agreement. Those shares of RCN common stock defined as "RCN Shares Subject to Lockup" are included in the shares which are being registered for sale hereby. Because the selling shareholders may sell all or part of the shares, no estimate can be given as to the number of shares that will be held by any selling shareholder upon termination of any offering made hereby.

     RCN and the selling shareholders are parties to a Registration Rights Agreement dated as of February 27, 1998 by and among RCN and the selling shareholders pursuant to which RCN granted certain registration rights to the selling shareholders. Pursuant to the Registration Rights Agreement, RCN agreed to prepare and file with the Commission a Registration Statement providing for the sale by the selling shareholders of shares from time to time on a delayed or continuous basis pursuant to Rule 415 under the Act. Under the terms of the Registration Rights Agreement, RCN has agreed to pay the fees and expenses incurred in connection with the registration; provided, however, that RCN will not pay any underwriting fees, discounts or commissions and fees and disbursements of counsel for the selling shareholders attributable to the sale of the shares.

                             PLAN OF DISTRIBUTION

     Any distribution hereunder of the shares by the selling shareholders may be effected from time to time in one or more of the following transactions: (a) through brokers, acting as principal or agent, in transactions (which may involve block transactions) in The Nasdaq National Market or otherwise, in special offerings, in the over-the-counter market, or otherwise, at market prices obtainable at the time of sale, at prices related to such prevailing market prices, at negotiated prices or at fixed prices, (b) to underwriters who will acquire the shares for their own account and resell them in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale (any public offering price and any discount or concessions allowed or reallowed or paid to dealers may be changed from time to time), (c) directly or through brokers or agents in private sales at negotiated prices, (d) to lenders pledged as collateral to secure loans, credit or other financing arrangements and any subsequent foreclosure, if any, thereunder, (e) through short sales of shares or (f) by any other legally available means. Also, offers to purchase shares may be solicited by agents designated by the selling shareholders from time to time. Underwriters or other agents participating in an offering made pursuant to this prospectus (as amended or supplemented from time to time) may receive underwriting discounts and commissions under the Securities Act, and discounts or concessions may be allowed or reallowed or paid to dealers, and brokers or agents participating in such transactions may receive brokerage or agent's commissions or fees. The selling shareholders may effect sales of shares to or through broker-dealers, and such broker-dealers may receive compensation in the form of discounts, concessions or commissions from the selling shareholders and/or the purchasers of the shares for whom such broker-dealers may act as agents or to whom they sell as principals, or both (which compensation as to a particular broker-dealer might be in excess of customary commissions).

     At the time a particular offering of any shares is made hereunder, to the extent required by law, a prospectus supplement will be distributed which will set forth the amount of shares being offered and the terms of the offering, including the purchase price or public offering price, the name or names of any underwriters, dealers or agents, the purchase price paid by any underwriter for any shares purchased from the selling shareholders, any discounts, commissions and other items constituting compensation from the selling shareholders and any discounts, commissions or concessions allowed or filed or paid to dealers. The shares may be sold from time to time in one or more transactions at a fixed offering price, which may be changed, or at varying prices determined at the time of sale or at negotiated prices. Such prices will be determined by the selling shareholders or by agreement between the selling shareholders and underwriters or dealers, if any. The selling shareholders also may, from time to time, authorize dealers, acting as selling shareholders' agents, to solicit offers to purchase the shares upon the terms and conditions set forth in any prospectus supplement.

     In order to comply with the securities laws of certain states, if applicable, the shares will be sold hereunder in such jurisdictions only through registered or licensed brokers or dealers.

     RCN has been advised that, as of the date hereof, the selling shareholders have made no arrangement with any broker for the sale of their shares. The selling shareholders and any underwriters, brokers or dealers involved in the sale of the shares may be considered "underwriters" as that term is defined by the Securities Act, although the selling shareholders disclaim such status. Under the Ultranet Registration Rights Agreement, RCN has agreed to indemnify the selling shareholders, their officers, directors, partners, and agents, any underwriter and each person or entity who controls such selling shareholder or underwriter, as the case may be, against certain liabilities which may be incurred in connection with the sale of the shares under this prospectus. In addition, the selling shareholders have agreed to indemnify RCN against certain liabilities. The Ultranet Registration Rights Agreement also provides for rights of contribution if such indemnification is not available. RCN has agreed to pay certain expenses incident to the registration statement and the sale of the shares hereunder to the public, other than commissions, fees and discounts of underwriters, agents or dealers. RCN will not receive any proceeds from any sales of the shares pursuant to this prospectus.

     Under applicable rules and regulations under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), any person engaged in the distribution of the shares may not simultaneously engage in market making activities with respect to the common stock of RCN for a period of two business days prior to the commencement of such distribution. In addition and without limiting the foregoing, each selling shareholder will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including, without limitation, Regulation M, which provisions may limit the timing of purchases and sales of shares of RCN's common stock by the selling shareholders.

     In connection with any underwritten offering, certain underwriters and/or selling group members may engage in passive market making transactions in the shares on NASDAQ in accordance with Regulation M under the Exchange Act. Regulation M permits, upon the satisfaction of certain conditions, underwriters and selling group members participating in a distribution that are also NASDAQ market makers in the security being distributed to engage in limited market making transactions during the period when Regulation M under the Exchange Act would otherwise prohibit such activity. Regulation M prohibits underwriters and selling group members engaged in passive market making, generally, from entering a bid or effecting a purchase at a price that exceeds the highest bid for those securities displayed on NASDAQ by a market maker that is not participating in the distribution. Under Regulation M, each underwriter and selling group member engaged in passive market making is subject to a daily net purchase limitation equal to 30% of such entity's average daily trading volume during the two full calendar months immediately preceding the date of the filing of the registration statement under the Securities Act pertaining to the security to be distributed.


                                 LEGAL MATTERS

     The validity of the shares of common stock in respect of which this prospectus is being delivered will be passed on for RCN by Davis Polk & Wardwell, New York, New York.


                                    EXPERTS

     The consolidated financial statements of RCN Corporation as of December 31, 1998 and 1997, and for the years ended December 31, 1998, 1997 and 1996, appearing in the RCN 10-K for the year ended December 31, 1998 and incorporated by reference into this registration statement have been audited by PricewaterhouseCoopers LLP, independent accountants, as set forth in their report thereon incorporated by reference herein, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

     The financial statements of Erols Internet, Inc. at December 31, 1996 and 1997 and for the period from August 1, 1995 (inception) to December 31, 1995 and for the years ended December 31, 1996 and 1997, appearing in the RCN 8-K dated May 8, 1998 and incorporated by reference into the registration statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon incorporated by reference herein, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.


===============================================================     ===================================================

No person has been authorized to provide you with any                               [GRAPHIC OMITTED]
information or to make any representations, other than
those contained in this prospectus, in connection with
the offering made hereby.  If such information or
representations are made to you, you may not rely on
them as having been authorized by RCN. Neither the                                   RCN CORPORATION
delivery of this prospectus nor any sale made
hereunder implies that there has been no change in the
affairs of RCN since the date of this prospectus. This                                Common Stock
prospectus is not an offer to sell securities and is not
soliciting an offer to buy securities in any jurisdiction
where the offer or sale is not permitted.
                                                                           -----------------------------------
               ----------------------

                                                                                       PROSPECTUS
                  TABLE OF CONTENTS
                                                 Page                      -----------------------------------
                                                 ----

Prospectus Summary..................................2
Risk Factors........................................5
Where You Can Find More Information................11
Special Note on Forward-Looking
   Statements......................................11                                May 25, 1999
Use of Proceeds....................................12
Dividends..........................................12
Selected Historical Consolidated Financial
   Data............................................13
Unaudited Pro Forma Consolidated Statements of
   Operations......................................15
Description of Capital Stock.......................41
Selling Shareholders...............................46
Plan of Distribution...............................48
Legal Matters......................................49
Experts............................................49

===============================================================     ===================================================



                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS


Item 14.  Other Expenses of Issuance and Distributions

     The following table sets forth the costs and expenses payable by the Registrant in connection with the sale of the securities being registered hereby. All amounts are estimates except the registration fee.

                                                             Amount to
                                                              be Paid
                                                           ------------
Registration fee.......................................... $     1,720
Printing.................................................. $    15,000
Legal fees and expenses................................... $    50,000
Accounting fees and expenses.............................. $    20,000
Miscellaneous............................................. $     5,000
                                                           -----------
     TOTAL................................................ $    91,720
                                                           ===========


Item 15.  Indemnification of Directors and Officers

     Reference is made to Section 102(b)(7) of the Delaware General
Corporation Law, which enables a corporation in its original certificate of incorporation or an amendment thereto to eliminate or limit the personal liability of a director for violations of the director's fiduciary duty, except (i) for any breach of the director's duty of loyalty to the corporation or it stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) pursuant to Section 174 of the Delaware General Corporation Law (providing for liability of directors for the unlawful payment of dividends or unlawful stock purchases or redemptions) or (iv) for any transaction from which a director derived an improper personal benefit.

     Section 145 of the Delaware General Corporation Law empowers the Company to indemnify, subject to the standards set forth therein, any person in connection with any action, suit or proceeding brought before or threatened by reason of the fact that the person was a director, officer, employee or agent of such company, or is or was serving as such with respect to another entity at the request of such company. The Delaware General Corporation Law also provides that the Company may purchase insurance on behalf of any such director, officer, employee or agent.

     RCN's Amended and Restated Articles of Incorporation provides in effect for the elimination of the personal liability of RCN directors for breaches of fiduciary duty and for the indemnification by the Company of each director and officer of the Company, in each case, to the fullest extent permitted by applicable law.

     RCN purchases and maintains insurance on behalf of any person who is or was a director, officer, employee or agent of RCN, or is or was serving at the request of RCN as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise against any liability asserted against him or her and incurred by him or her in any such capacity, or arising out of his or her status as such, whether or not RCN would have the power or the obligation to indemnify him or her against such liability under the provisions of the RCN Certificate of Incorporation.


                                     II-1



Item 16.  Exhibits and Financial Statement Schedules

      (a)  Exhibits



Exhibit No.                            Document
------------                           --------

 2.1*       Form of Distribution Agreement among C-TEC Corporation, Cable
            Michigan, Inc. and RCN Corporation (incorporated by reference to
            Exhibit 2.1 to Amendment No. 2 to RCN's Information Statement on
            Form 10/A ("Form 10") filed on September 5, 1997)

 2.2*       Tax Sharing Agreement by and among C-TEC Corporation, Cable
            Michigan, Inc. and the Registrant (incorporated by reference to Exhibit 10.1 to RCN's Form 10)

 2.3*       Agreement and Plan of Merger dated as of January 21, 1998 among
            Erols Internet, Inc., Erol Onaran, Gold & Appel Transfer, S.A.,
            RCN Corporation and ENET Holding, Inc. (incorporated by reference to Exhibit 2.1 to RCN's Current Report on Form 8-K ("March 1998
            8-K") filed on March 6, 1998)

 2.4*       Amendment No. 1 to Agreement and Plan of Merger dated as of
            January 21, 1998 among Erols Internet, Inc., Erol Onaran, Gold &
            Appel Transfer, S.A., RCN Corporation and ENET Holding, Inc.
            (incorporated by reference to Exhibit 2.2 to RCN's March 1998 8-K)

 4.1* Indenture dated as of February 6, 1998 between the Company, as Issuer, and The Chase Manhattan Bank, as Trustee, with respect to the 9.80% Senior Discount Notes due 2008 (incorporated by reference to Exhibit 4.1 to RCN's Registration Statement on Form
            S-4 (Commission File No. 333- 48487) ("1998 Form S-4") filed on
            March 23, 1998)

 4.2*       Form of the 9.80% Senior Discount Notes due 2008, Series B
            (included in Exhibit 4.1) (incorporated by reference to Exhibit
            4.2 to RCN's 1998 Form S-4)

 4.3*       Indenture dated as of October 17, 1997 between the Company, as
            Issuer, and The Chase Manhattan Bank, as Trustee, with respect to the 10% Senior Notes due 2007 (incorporated by reference to
            Exhibit 4.1 to RCN's Registration Statement on Form S-4
            (Commission File No. 333-41081) ("Form S-4") filed on November 26,
            1997)

 4.4*       Form of the 10% Senior Exchange Notes due 2007 (included in
            Exhibit 4.4) (incorporated by reference to Exhibit 4.2 to RCN's
            Form S-4)

 4.5* Indenture dated as of October 17, 1997 between the Company, as Issuer, and The Chase Manhattan Bank, as Trustee, with respect to the 11 1/8% Senior Discount Notes due 2007 (incorporated by reference to Exhibit 4.3 to RCN's Form S-4)

 4.6*       Form of the 11 1/8% Senior Discount Exchange Notes due 2007
            (included in Exhibit 4.6) (incorporated by reference to Exhibit
            4.4 to RCN's Form S-4)

 4.7*       Indenture dated June 24, 1998 between the Company, as Issuer, and
            The Chase Manhattan Bank, as Trustee, with respect to the 11%
            Senior Discount Notes due 2008 (incorporated by Reference to
            Exhibit 4.8 to RCN's Registration Statement on Form S-1
            (Commission File No. 333-55673)

 4.8*       Form of 11% Senior Discount Note due 2008 (included in Exhibit
            4.8) (incorporated by reference to Exhibit 4.8 to RCN's
            Registration Statement on Form S-1 (Commission File No.
            333-55673))



 4.9*       Escrow Agreement dated as of October 17, 1997 among The Chase
            Manhattan Bank, as escrow agent, The Chase Manhattan Bank, as
            Trustee under the Indenture (as defined therein), and the Company
            (incorporated by reference to Exhibit 4.6 to RCN's Form S-4)

---------------
* Previously filed.

                                     II-2



 4.10*      Credit Agreement dated as of July 1, 1997 among C-TEC Cable
            Systems, Inc., ComVideo Systems, Inc., C-TEC Cable Systems of New
            York, Inc. and First Union National Bank, as agent** (incorporated by reference to Exhibit 4.1 to RCN's Form 10)

 4.11* Registration Rights Agreement dated as of July 23, 1998 among certain shareholders of JavaNet, Inc. and RCN Corporation

 5.1*       Opinion of Davis Polk & Wardwell

11.1 Statement regarding Computation of Per Share Earnings (included in the Notes to the Consolidated Financial Statements)

23.1        Consent of PricewaterhouseCoopers LLP with respect to RCN
            Corporation

23.2* Consent of Ernst & Young LLP, Independent Auditors, with respect to Erols Internet, Inc.

24.1* Power of Attorney (included on the signature page of the Registration Statement)

---------------
**Exhibits and schedules which have not been filed with Exhibit 4.10 will be provided to the Commission by the Registrant upon request.


Item 17.  Undertakings

      (a)  The undersigned Registrant hereby undertakes:

          (1) To file, during any period in which offers or sales are being made of securities registered hereby, a post-effective amendment to this registration statement:

                 (i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

                (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

               (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

          provided, however, that the undertakings set forth in paragraph (i) and (ii) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in this registration statement.

          (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (b) The undersigned registrant hereby understands that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      (c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrants pursuant to the foregoing provisions, or otherwise, the registrants have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrants will, unless in the opinion of their counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                  SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this amendment to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Princeton, State of New Jersey, on May 25, 1999.

                                          RCN CORPORATION



                                          By:  /s/ Bruce C. Godfrey
                                              --------------------------------
                                              BRUCE C. GODFREY
                                              Executive Vice President and
                                              Chief Financial Officer

     Pursuant to the requirements of the Securities Act of 1933, this amendment to the registration statement has been signed below by the following persons in the capacities and on the dates indicated.


              Signature                  Title                       Date
              ---------                  -----                       ----
             *
----------------------------   Director, Chairman and Chief        May 25, 1999
      David C. McCourt         Executive Officer
             *
----------------------------   Director, President and Chief       May 25, 1999
     Michael J. Mahoney        Operating Officer

 /s/ Bruce C. Godfrey
----------------------------   Director, Executive Vice            May 25, 1999
      Bruce C. Godfrey         President and Chief Financial
                               Officer

             *
----------------------------
       James Q. Crowe                   Director                    May 25, 1999

             *
----------------------------
       Alfred Fasola                    Director                    May 25, 1999

             *
----------------------------
      Stuart E. Graham                  Director                    May 25, 1999

             *
----------------------------
      Richard R. Jaros                  Director                    May 25, 1999

             *
----------------------------            Director                    May 25, 1999
     Michael J. Levitt

             *
----------------------------            Director                    May 25, 1999
        Thomas May

             *
----------------------------            Director                    May 25, 1999
   Thomas P. O'Neill, III

             *
----------------------------            Director                    May 25, 1999
        Eugene Roth

             *
----------------------------            Director                    May 25, 1999
     Walter Scott, Jr.

             *
----------------------------            Director                    May 25, 1999
     Michael B. Yanney

          *
----------------------------
  Ralph S. Hromisin             Senior Vice President and Chief     May 25, 1999
                                Accounting Officer


*By: /s/ Bruce C. Godfrey
    ------------------------
    Bruce C. Godfrey
    Attorney-in-Fact